Form CB

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) □

Securities Act Rule 802 (Exchange Offer) X

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) □

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) X

Exchange Act Rule 14e-2(d) (Subject Company Response) □

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) □

ACM SHIPPING GROUP PLC
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable))

England and Wales
(Jurisdiction of Subject Company's Incorporation or Organization)

BRAEMAR SHIPPING SERVICES PLC
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

GB00B1GJ9M21
(CUSIP Number of Class of Securities (if applicable))

Ian Hartley Finance Director ACM Shipping Group PLC Grand Buildings 1-Strand London WC2N 5HR United Kingdom Telephone: +44 20 7484 6311
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Martin Beer Group Finance Director 35 Cosway Street London NW1 5BT United Kingdom Telephone: +44 20 7903 2654	Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200 (telephone number) (212) 480-8421 (facsimile number)

May 20, 2014
(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Exhibit 1:  Announcement dated May 20, 2014.

(b) Not applicable.

Item 2. Informational Legends

Included in Exhibit 1.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent and power of attorney on Form F-X is filed concurrently with the Commission on May 21, 2014.

(2) Not applicable

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Martin F.S. Beer

(Signature)

Martin F.S. Beer, Group Finance Director

(Name and Title)

May 21, 2014

(Date)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

20 May 2014

FOR IMMEDIATE RELEASE

RECOMMENDED MERGER OF

BRAEMAR SHIPPING SERVICES PLC ("BRAEMAR")

and

ACM SHIPPING GROUP PLC ("ACM")

to be effected by means of a Scheme of Arrangement

under Part 26 of the Companies Act 2006

Summary

•
The boards of directors of Braemar and ACM are pleased to announce that they have reached agreement on the terms of a recommended merger pursuant to which Braemar will acquire the entire issued and to be issued ordinary share capital of ACM. The Merger is to be effected by means of a scheme of arrangement under Part 26 of the Companies Act.

•	Under the terms of the Merger, ACM Shareholders will be entitled to receive:

two New Ordinary Shares and 250 pence in cash for every five ACM Ordinary Shares,

resulting in ACM Shareholders owning 28 per cent. and Braemar Shareholders owning 72 per cent. of the Enlarged Share Capital.

•
On the basis of the Closing Price per Ordinary Share of 535.8 pence on 19 May 2014 (being the last practicable date prior to this announcement), the Merger values each ACM Ordinary Share at 264.3 pence and the entire issued and to be issued share capital of ACM at approximately £55.0 million.

•	The Merger represents a premium of approximately:

•	6.8 per cent. to the Closing Price per ACM Ordinary Share of 247.5 pence on 19 May 2014 (being the last practicable date prior to this announcement); and

•
10.0 per cent. to the six-month average price per ACM Ordinary Share of 240.2 pence (being the average Closing Price for the six-month period ended on 19 May 2014, being the last practicable date prior to this announcement).

•
ACM Shareholders will also be entitled to receive the ACM Second Interim Dividend of 7.0 pence being declared by ACM this morning in place of a final dividend.  ACM intends to announce its results for the year ended 31 March 2014 on 2 June 2014.  The dividend will be paid on 25 July 2014 to ACM Shareholders on the register of members of ACM on 30 May 2014.

•
The terms of the Merger will include a mix and match facility pursuant to which eligible ACM Shareholders will have the ability to seek, subject to availability, to vary the proportion of cash and New Ordinary Shares to be received under the Merger.

•
The boards of directors of Braemar and ACM believe that the Merger will create a strong shipping services group. In particular, they believe that, upon the Merger becoming Effective, the Enlarged Group will benefit as follows:

o
The Braemar Group's and the ACM Group's respective shipbroking teams possess highly complementary skills and experience. Both are expected to enhance greatly the Enlarged Group's shipbroking capabilities making it one of the world's leading shipbrokers.

o
It is expected that the increased shipbroking capabilities of the Enlarged Group and the potential synergies arising out of the Merger, will make the Enlarged Group more attractive to clients, employees and investors. Following completion of the Merger, the Enlarged Group will comprise 1,026 employees in Europe, Asia Pacific, the Americas, Africa and the Middle East of which 426 employees will be in the shipbroking division.

o	The Enlarged Group is expected to deliver earnings per share enhancement in the first full financial year following the Merger1.

o	The Enlarged Group will have a strong balance sheet and cashflow generation.

1
This statement is not intended as a profit forecast and should not be interpreted to mean that earnings per Ordinary Share for the current or future financial years would necessarily match or exceed the historical published earnings per Ordinary Share.

•
Following the Merger becoming Effective, the board of directors of the Enlarged Company will be drawn from the board of directors of both Braemar and ACM.  It will comprise Sir Graham Hearne CBE (currently Chairman of Braemar) as Chairman, James Kidwell (currently Chief Executive of Braemar) as Chief Executive, Martin Beer (currently Group Finance Director of Braemar) as Group Finance Director and the following executive directors, Johnny Plumbe (currently Executive Chairman of ACM) and Denis Petropoulos (currently Executive Director of Braemar).  In addition, it is anticipated that the board of directors of the Enlarged Company will include five non-executive directors drawn from the existing non-executive directors of both ACM and Braemar being; Alastair Farley (currently non-executive Director of Braemar), David Moorhouse CBE (currently non-executive Director of Braemar), Tim Jaques (currently non-executive Director of ACM), Jürgen Breuer (currently non-executive Director of ACM) and Mark Tracey (currently non-executive Director of ACM).

•
The Enlarged Group will have an Executive Committee consisting of the four executive directors plus James Gundy, Sebastian Davenport-Thomas, Mike Rudd, Kevin Gorman (as head of the Braemar Logistics Division) and Michael Chan (as head of the Braemar Technical Division).

•
The enlarged shipbroking business will be managed by a shipbroking board, established in order to ensure the successful integration and development of the combined shipbroking divisions. This shipbroking board will consist of James Gundy (CEO Shipbroking), Mike Rudd, Sebastian Davenport-Thomas, Andy Williams, James Kidwell plus further representation for the Dry Cargo Departments.

•
The ACM Directors, who have been so advised by Espírito Santo, consider the terms of the Merger to be fair and reasonable. In providing advice to the ACM Directors, Espírito Santo has taken into account the commercial assessments of the ACM Directors.

•
Accordingly, the ACM Directors intend unanimously to recommend that all ACM Shareholders vote in favour of the Scheme at the ACM Court Meeting and to vote in favour of the Special Resolution to be proposed at the ACM General Meeting as they have irrevocably undertaken to do in respect of their own beneficial holdings of 3,652,284 ACM Ordinary Shares representing, in aggregate, approximately 18.8 per cent. of the ordinary share capital of ACM in issue on 19 May 2014 (being the latest practicable date prior to this announcement).

•
Braemar has also received, in aggregate, irrevocable undertakings to vote, or to procure to vote, in favour of the Scheme at the ACM Court Meeting and to vote in favour of the Special Resolution to be proposed at the ACM General Meeting in respect of 3,469,845 ACM Ordinary Shares, representing approximately 17.8 per cent. of ACM's existing issued share capital.

•
In aggregate, therefore, irrevocable undertakings to vote in favour of the Scheme at the ACM Court Meeting and the Special Resolution to be proposed at the ACM General Meeting have been received in respect of a total of 7,122,129 ACM Ordinary Shares, representing approximately 36.6 per cent. of the ordinary share capital of ACM in issue on 19 May 2014 (being the latest practicable date prior to this announcement). Further details of these irrevocable undertakings are set out in Appendix 3 to this announcement.

•
The Scheme is conditional on, among other things, certain approvals by Braemar Shareholders and ACM Shareholders and the sanction of the Scheme by the Court.  In order to become effective, the Scheme must be approved by a majority in number of ACM Shareholders voting at the ACM Court Meeting, representing not less than 75 per cent. in value of the ACM Ordinary Shares that are voted.  It is expected that the Scheme Document will be posted as soon as is reasonably practicable and in any event within 28 days of this announcement, and that, subject to the satisfaction, or where relevant waiver, of all relevant conditions, the Scheme will become effective in late July 2014.

•
The Braemar Directors intend unanimously to recommend that Braemar Shareholders vote in favour of the resolutions to be proposed at the Braemar General Meeting, as they have irrevocably undertaken to do in respect of their own beneficial holdings. The Braemar Directors who hold Ordinary Shares have therefore undertaken to vote in favour of the resolutions to be proposed at the Braemar General Meeting in respect of 725,246 Ordinary Shares in aggregate representing, in aggregate, approximately 3.3 per cent. of the ordinary share capital of Braemar in issue on 19 May 2014 (being the latest practicable date prior to this announcement).

•
Braemar has also received an irrevocable undertaking from Alan Marsh (Braemar's former Chief Executive) to vote in favour of all of the shareholder resolutions to be proposed at the Braemar General Meeting, in respect of a total of 1,038,029 Ordinary Shares, representing approximately 4.8 per cent. of the ordinary share capital of Braemar in issue on 19 May 2014 (being the latest practicable date prior to this announcement).

•
In aggregate, therefore, irrevocable undertakings to vote in favour of all of the shareholder resolutions to be proposed at the Braemar General Meeting, have been received in respect of a total of 1,763,275 Ordinary Shares, representing approximately 8.1 per cent. of the ordinary share capital of Braemar in issue on 19 May 2014 (being the latest practicable date prior to this announcement). Further details of these irrevocable undertakings are set out in Appendix 3 to this announcement.

•
The Braemar Group is a leading international provider of broking, consultancy, technical, logistics and other services to the shipping, marine and energy industries. Seascope Shipping Limited was formed as an independent private shipbroker in 1972 and floated on the London main list as Seascope Shipping Holdings plc in 1997. Braemar Shipbrokers Limited was formed in 1982 and Braemar Tankers Limited in 1987; both were independent private shipbrokers specialising in sale and purchase and tanker chartering respectively. On 7 March 2001 Seascope Shipping Holdings plc merged with Braemar Shipbrokers Limited and was renamed Braemar Seascope Group PLC and on 11 October 2001 the enlarged business acquired Braemar Tankers Limited. In 2007 the company changed its name to Braemar Shipping Services Group Plc and later to Braemar Shipping Services Plc. Today, the Braemar Group comprises four business segments: Shipbroking; Technical; Logistics; and Environmental. The Braemar Group has 886 employees and is present in Europe, Asia Pacific, the Americas, Africa and the Middle East. As at 19 May 2014 (being the last practicable date prior to this announcement), Braemar had a market capitalisation of £116.2 million.

•
Braemar announced this morning its results for the year ended 28 February 2014, for which it reported turnover of £125.5 million, profit before tax of £9.0 million, earnings per Ordinary Share of 31.9p and net assets of £65.3 million.

•
The ACM Group provides a full range of integrated ship broking services for the global market. It is widely recognised as a market leader in oil transportation. Established in London in 1982, the ACM Group has since expanded its international operations with offices in London, Singapore, India, Australia, China, USA and UAE. The ACM Group employs 140 brokers and support staff.  The ACM Group's principal activities are spot freight brokerage, time charter and project brokerage, sale and purchase, new buildings, demolition and derivatives brokerage. As at 19 May 2014 (being the last practicable date prior to this announcement), ACM had a market capitalisation of £48.2 million and, for the year to 31 March 2013, it reported turnover of £24.1 million, profit before tax and amortisation and impairment for intangibles of £3.1 million, adjusted earnings per ACM Ordinary Shares of 12.5p and net assets of £8.3 million.

•
Following the Merger becoming Effective, Braemar and ACM intend to merge their business operations into a single unified business, under a unified board structure and senior management team. Each of Braemar and ACM have conducted a general review of the operations, assets and employees of the other and this has led to the identification of potential synergies resulting from the Merger.

•
It is intended that, following completion of the Merger, the Enlarged Company will retain a Premium Listing on the London Stock Exchange and the admission to trading on AIM of the ACM Ordinary Shares will be cancelled.

•	Commenting on the Merger, Sir Graham Hearne CBE, Chairman of Braemar, said:

"We are delighted to have agreed this merger with such a complementary shipbroking business as ACM. We will be able to improve our market coverage and the services we offer to our clients. This will consolidate and strengthen our position as a leading player in the shipbroking and shipping services markets."

•	Commenting on the Merger, Johnny Plumbe, Executive Chairman of ACM, said:

"Since becoming a public company in 2006, ACM has successfully developed and grown its business.  The merger with Braemar provides a unique opportunity to create a global, diversified shipping services group, with a significant combined shipbroking division which we expect will be a strong engine for future earnings growth. Our committed management and broking teams will complement those at Braemar, enabling a successful integration for the benefit of our clients, employees and shareholders."

This summary should be read in conjunction with, and is subject to, the full text of the following announcement and the Appendices.

Enquiries:
Braemar Shipping Services Plc James Kidwell – Chief Executive Martin Beer – Group Finance Director	+44 (0)20 7535 2650	ACM Shipping Group plc Johnny Plumbe – Executive Chairman Ian Hartley – Finance Director	+44 (0)20 7484 6311
Westhouse (financial adviser and corporate broker to Braemar) Robert Finlay Antonio Bossi	+44 (0)20 7601 6100	Espírito Santo (financial adviser, nominated adviser and corporate broker to ACM) John Llewellyn-Lloyd Sunil Sanikop	+44 (0)20 7456 9191

Buchanan Communications (PR adviser to Braemar) Charles Ryland Fiona Henson	+44 (0)20 7466 5000	Abchurch Communications (PR adviser to ACM) Henry Harrison-Topham Joanne Shears	+44 (0)20 7398 7702

Westhouse, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively for Braemar and no one else in connection with the Proposals and will not be responsible to anyone other than Braemar for providing the protections afforded to clients of Westhouse or for providing advice in connection with the Proposals, the content of this announcement or any matter or arrangement referred to herein. Neither Westhouse nor any of its subsidiaries, branches or affiliates, owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Westhouse in connection with this announcement, any statement contained herein or otherwise.

Espírito Santo, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively for ACM and no one else in connection with the Merger, and will not be responsible to anyone other than ACM for providing the protections afforded to clients of Espírito Santo or for providing advice in connection with the Merger or any matter or arrangement referred to herein. Neither Espírito Santo nor any of its subsidiaries, branches or affiliates, owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Espírito Santo in connection with this announcement, any statement contained herein or otherwise.

This announcement is for information purposes only and is not intended to and does not constitute or form part of an offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of an offer to buy any securities, pursuant to the Merger or otherwise. The Merger will be made solely by means of the Scheme Document which will contain the full terms and conditions of the Merger, including details of how to vote in respect of the Scheme.

Any approval, decision or other response to the Merger should be made only on the basis of the information in the Scheme Document and Combined Circular and Prospectus. ACM Shareholders are strongly advised to read the formal documentation in relation to the Merger once it has been despatched. It is expected that the Scheme Document (including notices of the ACM Shareholder Meetings) together with the relevant Forms of Proxy, Form of Election and Combined Circular and Prospectus, will be posted to ACM Shareholders as soon as is reasonably practicable and in any event within 28 days of this announcement, unless otherwise agreed with the Panel.

ACM will prepare the Scheme Document to be distributed to ACM Shareholders. ACM and Braemar urge ACM Shareholders to read the Scheme Document and Combined Circular and Prospectus when they become available because they will contain important information relating to the Merger.

Any approval, decision or other response to the Proposals should be made only on the basis of the information in the Combined Circular and Prospectus. Braemar Shareholders are strongly advised to read the formal documentation in relation to the Merger once it has been despatched. It is expected that the Combined Circular and Prospectus (including the notice of the Braemar General Meeting) together with the relevant form of proxy, will be posted to Braemar Shareholders as soon as is reasonably practicable and in any event within 28 days of this announcement, unless otherwise agreed with the Panel.

Braemar will prepare the Combined Circular and Prospectus to be distributed to Braemar Shareholders. Braemar urges Braemar Shareholders to read the Combined Circular and Prospectus when it becomes available because it will contain important information relating to the Proposals.

The statements contained in this announcement are made as at the date of this announcement, unless some other time is specified in relation to them. Nothing contained in this announcement shall be deemed to be a forecast, projection or estimate of the future financial performance of ACM or the ACM Group or Braemar or the Braemar Group or the Enlarged Group except where otherwise stated.

Overseas shareholders

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves of, and observe, any applicable requirements. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful. This announcement has been prepared for the purposes of complying with the laws of England and Wales and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of any jurisdiction outside England and Wales.

The Merger relates to shares of two UK companies and is proposed to be effected by means of a scheme of arrangement under the laws of England and Wales. Accordingly, the New Ordinary Shares to be issued pursuant to the Merger have not been, and are not intended to be, registered under the United States Securities Act of 1933, as amended (the "US Securities Act"), or the laws of any state of the United States but will be issued in reliance on the exemption provided by Rule 802 of the US Securities Act and exemptions provided under the laws of each state of the United States in which eligible shareholders (subject to certain exceptions) (other than Restricted Overseas Persons) reside, and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. In addition, since neither Braemar nor ACM have any securities registered under Section 12 of the United States Securities Exchange Act of 1934, as amended (the "US Exchange Act"), and both Braemar and ACM qualify as "foreign private issuers" as defined in Rule 3b-4 under the US Exchange Act, the solicitation of proxies in connection with the Scheme of Arrangement is not subject to the proxy solicitation rules under the US Exchange Act.  The offer to ACM Shareholders will be made in the United States under the Tier I exemption from the applicable US tender offer rules, pursuant to Rule 14d-1(c) of the US Securities Exchange Act. Accordingly, the Merger will be subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US proxy solicitation or tender offer rules or the laws of other jurisdictions outside the United Kingdom. The Company will furnish to the US Securities and Exchange Commission a Form CB in respect of the offer and sale of such New Ordinary Shares. Financial information included in this announcement has been prepared, unless specifically stated otherwise, in accordance with IFRS and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US.

The receipt of cash pursuant to the Merger by a US holder of ACM Ordinary Shares may be a taxable transaction for US federal income tax purposes and under applicable state and local, as well as foreign and other tax laws. Each holder of ACM Ordinary Shares is urged to consult his tax advisors regarding the tax consequences of the Merger.

It may be difficult for US holders of ACM Ordinary Shares to enforce their rights and claims arising out of the US federal securities laws, since Braemar is located in a country other than the United States, and some or all of its officers and directors may be residents of countries other than the United States. US holders of ACM Ordinary Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

Unless otherwise determined by Braemar or required by the City Code, and permitted by applicable law and regulation, the Merger will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Merger by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this announcement and all documents relating to the Merger are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this announcement and all documents relating to the Merger (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction. The Merger (unless otherwise permitted by applicable law and regulation) will not be made, directly or indirectly, in or into, or by the use of the mails, or by any means of instrumentality (including without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facilities of a national securities exchange of any Restricted Jurisdiction, and the Merger will not be capable of acceptance from or within any Restricted Jurisdiction.

The availability of the New Ordinary Shares to ACM Shareholders who are not resident in the United Kingdom pursuant to the Merger may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

Forward looking statements

This announcement contains statements about Braemar and ACM that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates", "estimates", "projects" or words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Braemar or ACM's operations and potential synergies resulting from the Merger; and (iii) the effects of government regulation on Braemar or ACM's respective businesses.

Such forward looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward looking statements. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward looking statements, which speak only as of the date hereof. Braemar and ACM disclaim any obligation to update any forward looking or other statements contained herein, except as required by applicable law. Except as expressly provided in this announcement, no forward looking or other statements have been reviewed by the auditors of Braemar or ACM. All subsequent oral or written forward looking statements attributable to Braemar or ACM or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this announcement.

Disclosure requirements of the City Code

Under Rule 8.3(a) of the City Code, any person who is interested in one per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the Offer Period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 p.m. (London time) on the 10th Business Day following the commencement of the Offer Period and, if appropriate, by no later than 3.30 p.m. (London time) on the 10th Business Day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the City Code, any person who is, or becomes, interested in one per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the Offer Period commenced and when any offeror was first identified. You should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

This summary should be read in conjunction with the full text of this announcement. The Merger will be subject to the Conditions and further terms set out in Appendix 1 to this announcement and to the full terms and conditions to be set out in the Scheme Document. Appendix 2 to this announcement contains further details of the sources of information and bases of calculations set out in this announcement, Appendix 3 contains a summary of the irrevocable undertakings received by Braemar (including those irrevocable undertakings given by the ACM Directors) and Appendix 4 contains definitions of certain expressions used in this summary and in this announcement.

Please be aware that addresses, electronic addresses and certain information provided by ACM Shareholders, persons with information rights and other relevant persons for the receipt of communications from ACM may be provided to Braemar during the Offer Period as requested under Section 4 of Appendix 4 of the City Code to comply with Rule 2.12(c).

Publication on website and availability of hard copies

A copy of this announcement will be available free of charge, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, on Braemar and ACM's websites at www.braemarplc.co.uk and www.acmshippinggroup.com, respectively, by no later than 12.00 p.m. on the Business Day following this announcement. Neither the contents of Braemar's website, nor those of ACM's website, nor those of any other website accessible from hyperlinks on either Braemar or ACM's website, are incorporated into or form part of this announcement.

You may request a hard copy of this announcement (and any information incorporated by reference in this announcement) by writing to Capita Asset Services of The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU or by calling 0871 664 0321 (or, if calling from outside the UK, on +44 20 868 3399). Calls cost approximately 10 pence per minute from a BT landline. Other network providers' costs may vary. Lines are open 9.00 a.m. – 5.30 p.m. (London time) Monday to Friday. Calls to Capita Asset Services from outside the UK will be charged at the applicable international rate and a different charge may apply to calls made from mobile telephones. Calls may be recorded and randomly monitored for security and training purposes and Capita Asset Services cannot provide advice on the merits of the Proposals nor give any financial, tax or legal advice. It is important that you note that unless you make such a request, a hard copy of this announcement and any such information incorporated by reference in it will not be sent to you. You may also request that all future documents, announcements and information to be sent to you in relation to the Merger should be in hard copy form.

 Rule 2.10 Requirement

In accordance with Rule 2.10 of the City Code, ACM confirms that, excluding 80,189 ordinary shares of one penny each held in treasury, there are currently 19,470,450 ordinary shares of one penny each in issue in ACM. The International Securities Identification Number (ISIN) of the ordinary shares is GB00B1GJ9M21.

In accordance with Rule 2.10 of the City Code, Braemar confirms that there are currently 21,680,710 ordinary shares of 10 pence each in issue in Braemar with no shares held in treasury. The International Securities Identification Number (ISIN) of the ordinary shares is GB0000600931.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

20 May 2014

RECOMMENDED MERGER OF

BRAEMAR SHIPPING SERVICES PLC ("BRAEMAR")

and

ACM SHIPPING GROUP PLC ("ACM")

to be effected by means of a Scheme of Arrangement

under Part 26 of the Companies Act 2006

1.	Introduction

The boards of directors of Braemar and ACM are pleased to announce that they have reached agreement on the terms of a recommended merger pursuant to which Braemar will acquire the entire issued and to be issued ordinary share capital of ACM. The Merger is to be effected by means of a scheme of arrangement under Part 26 of the Companies Act.

2.	The Merger

Under the terms of the Merger, ACM Shareholders will be entitled to receive:

two New Ordinary Shares and 250 pence for every five ACM Ordinary Shares,

resulting in ACM Shareholders owning 28 per cent. and Braemar Shareholders owning 72 per cent. of the Enlarged Share Capital.

On the basis of the Closing Price per Ordinary Share of 535.8 pence on 19 May 2014 (being the last practicable date prior to this announcement), the Merger values each ACM Ordinary Share at 264.3 pence and the entire issued and to be issued share capital of ACM at approximately £55.0 million.

The Merger represents a premium of approximately:

•	6.8 per cent. to the Closing Price per ACM Ordinary Share of 247.5 pence on 19 May 2014 (being the last practicable date prior to this announcement); and

•
10.0 per cent. to the six-month average price per ACM Ordinary Share of 240.2 pence (being the average Closing Price for the six-month period ended on 19 May 2014 (being the last practicable date prior to this announcement).

ACM Shareholders will also be entitled to receive the ACM Second Interim Dividend of 7.0 pence being declared by ACM this morning in place of a final dividend.  ACM intends to announce its results for the year ended 31 March 2014 on 2 June 2014. The dividend will be paid on 25 July 2014 to ACM Shareholders on the register of members of ACM on 30 May 2014.

The terms of the Merger will include a mix and match facility pursuant to which eligible ACM Shareholders will have the ability to seek, subject to availability, to vary the proportion of cash and New Ordinary Shares they receive subject to equal and opposite elections being made by other ACM Shareholders. Elections made under this facility will not change the total number of New Ordinary Shares to be issued and the total cash consideration to be paid pursuant to the Merger will not change.

As announced this morning, a final dividend of 17.0 pence per Ordinary Share will be paid on 15 August 2014 to Braemar Shareholders on the register of members on 18 July 2014 subject to Braemar Shareholder approval at Braemar's annual general meeting which, it is anticipated, will be convened for 4 July 2014. For the avoidance of doubt, ACM Shareholders will not be entitled to participate in the Braemar Final Dividend.

It is expected that the Scheme Document will be published as soon as is reasonably practicable and in any event within 28 days of this announcement, that the ACM Court Meeting and the ACM General Meeting will be held on 4 July 2014 and that the Scheme will become effective in late July 2014.

3.	Braemar Board recommendation

The Braemar Directors intend to unanimously recommend that Braemar Shareholders vote in favour of the resolutions to be proposed at the Braemar General Meeting, as they have irrevocably undertaken to do in respect of their own beneficial holdings.

The Braemar Directors who hold Ordinary Shares have therefore undertaken to vote in favour of the resolutions to be proposed at the Braemar General Meeting in respect of 725,246 Ordinary Shares representing, in aggregate, approximately 3.3 per cent. of the ordinary share capital of Braemar in issue on 19 May 2014 (being the latest practicable date prior to this announcement).

4.	Background to and reasons for the Braemar Board recommendation

The Braemar Group is not only one of the world's major shipbrokers but also a supplier of a range of environmental, technical and logistical services to the shipping and offshore energy markets.

The Braemar Group's business strategy is to grow and to enhance the services offered to its clients. In line with this strategy, the Braemar Board commenced Merger discussions with ACM.

The Braemar Group's principal shipbroking activities are spot freight brokerage, time charter and project brokerage, sale and purchase, new buildings and demolition.

The Braemar Board believes that the Merger offers a number of benefits to Braemar, including the following:

•
To enable the Braemar Group to strengthen its core shipbroking business. Both the Braemar Group and the ACM Group together have strong positions in most sectors of the shipbroking market. The Merger will enable the Braemar Group to strengthen the shipbroking service to its clients through better market coverage.

•	To improve the succession planning within its shipbroking broking teams and to help each broker to develop to his/her full potential within the combined Braemar-ACM organisation.

•	In strengthening shipbroking services, increase the Braemar Group's ability to win new business.

•	By utilising costs savings for the benefit of the Braemar Shareholders.

•	To invest in the Braemar Group's global shipping information databases and IT infrastructure, which the Braemar Board believes will improve the competitiveness of the Braemar Group.

•	To strengthen the Braemar Group's global presence and therefore improve earnings capabilities of all its divisions.

•	To deliver an expected earnings per share enhancement in the first full year following the Merger2.

Following the Merger becoming Effective, Braemar and ACM intend to merge their operations into a single unified business, under a unified board structure and senior management team.

2
This statement is not intended as a profit forecast and should not be interpreted to mean that earnings per Ordinary Share for the current or future financial years would necessarily match or exceed the historical published earnings per Ordinary Share.

5.	ACM Board recommendation

The ACM Directors, who have been so advised by Espírito Santo, consider the terms of the Merger to be fair and reasonable. In providing advice to the ACM Directors, Espírito Santo has taken into account the commercial assessments of the ACM Directors.

Accordingly, the ACM Directors intend unanimously to recommend that all ACM Shareholders vote in favour of the Scheme at the ACM Court Meeting and to vote in favour of the Special Resolution to be proposed at the ACM General Meeting as they have irrevocably undertaken to do in respect of their own beneficial holdings of 3,652,284 ACM Ordinary Shares representing, in aggregate, approximately 18.8 per cent. of the ordinary share capital of ACM in issue on 19 May 2014 (being the latest practicable date prior to this announcement). Further details of these undertakings are set out in Appendix 3 of this announcement.

6.	Background to and reasons for the ACM Board recommendation

The ACM Group provides a full range of integrated ship broking services for the global market. It is widely recognised as a market leader in oil transportation.

The ACM Group's principal activities are spot freight brokerage, time charter and project brokerage, sale and purchase, new buildings, demolition and derivatives brokerage.

The shipbroking sector is fragmented, and, as such, operational scale is a key driver of profitability and success in the sector.  The ACM Directors believe that the combination of Braemar's and ACM's shipbroking businesses should enable ACM to obtain significant operational benefits through increased scale, with enhanced capability to win mandates for larger transactions.  In addition, the respective shipbroking teams have a strong complementary culture and the combination is expected to enable ACM to serve its clients more effectively and profitably in the future.

The ACM Directors believe that the Merger presents a number of other benefits for ACM Shareholders, including:

•
attractive merger terms: the Merger represents a premium of 6.8 per cent. on the basis of the Closing Price per Ordinary Share on 19 May 2014 (being the last practicable date prior to this announcement);

•	earnings per share enhancement in the first full year following the Merger3: the Merger is expected to lead to a significant accretion in earnings per share for ACM Shareholders;

•
cash element and mix and match option: the Merger will allow eligible ACM Shareholders to receive a portion of the consideration in cash and to seek to vary the proportion of cash and New Ordinary Shares to be received under the Merger (subject to availability);

•	improved liquidity: pursuant to the terms of the Scheme, ACM Shareholders will receive New Ordinary Shares in the Enlarged Company, with a premium listing and improved liquidity;

•	continuation of dividends: opportunity for ACM shareholders to continue to participate in the profits generated by the Enlarged Group through dividend payments;

•	synergies: the ACM Directors expect that a combination of ACM and Braemar will enable revenue and costs synergies through increased scale of the Enlarged Group's operations;

•
diversification: the Enlarged Group will have a wider spread of activities that are complementary to shipbroking, particularly the technical and logistics businesses of Braemar, which will present the opportunity for cross-selling of services; and

•
leading market player: a combination of Braemar and ACM will give each access to the other's clients and shipbroking accounts consolidating and strengthening our position as a leading player in the sector. Following completion of the Merger, the Enlarged Group will comprise 1,026 employees in Europe, Asia Pacific, the Americas, Africa and the Middle East of which 426 employees will be in the shipbroking division.

3
This statement is not intended as a profit forecast and should not be interpreted to mean that earnings per Ordinary Share for the current or future financial years would necessarily match or exceed the historical published earnings per Ordinary Share.

7.	Financing

It is estimated that the cash consideration payable by Braemar under the terms of the Scheme will be approximately £10.4 million (irrespective of any elections made under the Mix and Match Facility).

The cash consideration payable by Braemar to Scheme Shareholders under the Merger will be financed with: (i) funds that have been drawn down from a new facility agreement entered into on 20 May 2014 between Braemar and RBS (the "Facility Agreement"); and (ii) the Braemar Group's own resources.

Westhouse, financial adviser to Braemar, is satisfied that sufficient financial resources are available to Braemar to satisfy in full the cash consideration payable to ACM Shareholders under the terms of the Scheme.

8.	Mix and Match Facility

Under the terms of the Merger, eligible ACM Shareholders may seek to vary the proportion of New Ordinary Shares and cash consideration they receive in respect of their holdings of ACM Ordinary Shares, via the Mix and Match Facility, subject to equal and opposite elections made by other eligible ACM Shareholders. To the extent that elections cannot be satisfied in full, they will be scaled down on a pro rata basis. As a result, eligible ACM Shareholders who seek to vary the proportion of New Ordinary Shares and cash consideration they are to receive will not know the exact number of New Ordinary Shares or amount of cash they will receive until settlement of the consideration under the Merger. Elections under the Mix and Match Facility will not: (i) result in Braemar issuing additional New Ordinary Shares or affect the entitlements of those ACM Shareholders who do not make any such elections; or (ii) change the total number of New Ordinary Shares to be issued and the total cash consideration to be paid pursuant to the Merger.

9.	Irrevocable undertakings and lock-in commitments

Irrevocable undertakings in respect of ACM Ordinary Shares

Braemar has received irrevocable undertakings from each of the ACM Directors to vote in favour of the Scheme at the ACM Court Meeting and to vote in favour of the Special Resolution to be proposed at the ACM General Meeting, in respect of a total of 3,652,284 ACM Ordinary Shares, representing approximately 18.8 per cent. of the ordinary share capital of ACM in issue on 19 May 2014 (being the latest practicable date prior to this announcement). Further details of these irrevocable undertakings are set out in Appendix 3 of this announcement.

Braemar has also received, in aggregate, other irrevocable undertakings to vote, or to procure to vote, in favour of the Scheme at the ACM Court Meeting and to vote in favour of the Special Resolution to be proposed at the ACM General Meeting in respect of 3,469,845 ACM Ordinary Shares, representing approximately 17.8 per cent. of the ordinary share capital of ACM in issue on 19 May 2014 (being the latest practicable date prior to this announcement). Further details of these irrevocable undertakings are set out in Appendix 3 of this announcement.

In aggregate, therefore, irrevocable undertakings to vote in favour of the Scheme at the ACM Court Meeting and the Special Resolution to be proposed at the ACM General Meeting have been received in respect of a total of 7,122,129 ACM Ordinary Shares, representing approximately 36.6 per cent. of the ordinary share capital of ACM in issue on 19 May 2014 (being the latest practicable date prior to this announcement). Further details of these irrevocable undertakings are set out in Appendix 3 to this announcement.

The ACM Directors and ACM employees set out in Part A of Appendix 3 have irrevocably undertaken to elect to take no more than 20 per cent. of their consideration under the Merger in the form of cash under the Mix and Match Facility.

Irrevocable undertakings in respect of Ordinary Shares

Braemar has received irrevocable undertakings from each of the Braemar Directors who hold Ordinary Shares to vote in favour of all of the resolutions to be proposed at the Braemar General Meeting in respect of a total of 725,246 Ordinary Shares, representing approximately 3.3 per cent. of the ordinary share capital of Braemar in issue on 19 May 2014 (being the latest practicable date prior to this announcement).

Braemar has also received an irrevocable undertaking from Alan Marsh (Braemar's former Chief Executive) to vote in favour of all of the shareholder resolutions to be proposed at the Braemar General Meeting, in respect of a total of 1,038,029 Ordinary Shares, representing approximately 4.8 per cent. of the ordinary share capital of Braemar in issue on 19 May 2014 (being the latest practicable date prior to this announcement).

In aggregate, therefore, irrevocable undertakings to vote in favour of all of the shareholder resolutions to be proposed at the Braemar General Meeting, have been received in respect of a total of 1,763,275 Ordinary Shares, representing approximately 8.1 per cent. of the ordinary share capital of Braemar in issue on 19 May 2014 (being the latest practicable date prior to this announcement). Further details of these irrevocable undertakings are set out in Appendix 3 to this announcement.

Lock in commitments

The ACM Directors and ACM employees set out in Part A of Appendix 3 have agreed not to dispose of their shareholding in the Enlarged Company (as at completion of the Merger) without the prior consent of Braemar, other than in certain agreed circumstances, for a period of one year from the Effective Date.

10.	Information on Braemar

Braemar is a public limited company incorporated in England and Wales and is the holding company of the Braemar Group. As at 19 May 2014 (being the last practicable date prior to this announcement), Braemar had a market capitalisation of £116.2 million and, as announced this morning, for the year to 28 February 2014, it reported turnover £125.5 million, profit before tax of £9.0 million, earnings per Ordinary Share of 31.9p and net assets of £65.3 million.

Braemar is a leading international provider of broking, consultancy, technical, logistics and other services to the shipping, marine and energy industries. Braemar provides professional skills and advice to clients in the shipping and offshore energy markets. It does this through a global network of commonly branded Braemar businesses. Income is generated through commissions, project fees or charges on an hourly basis for its expertise.

The business is organised in four divisions: Shipbroking (286 employees); Technical (330 employees); Logistics (215 employees) and Environmental (55 employees). The business has global coverage with hubs in London, Singapore and Houston.

The shipbroking portfolio of services includes:

•	spot/period chartering in the tanker, dry bulk, container, gas and chemical markets;

•	sale and purchase, new buildings and demolition; and

•	chartering, sale and purchase and offshore support vessels.

The Braemar Group has an experienced management team which includes James Kidwell, Martin Beer and Denis Petropoulos, who are also on the Board, and Sebastian Davenport-Thomas (Head of Broking), Michael Chan (Managing Director of Technical Services Division) and Kevin Gorman (Managing Director of Logistics Division).  The Braemar Board benefits from the non-executive guidance of Sir Graham Hearne CBE (Chairman), John Denholm, Alastair Farley and David Moorhouse CBE.

Braemar was admitted to the premium segment of the Official List and to trading on the Main Market of the London Stock Exchange on 27 November 1997.

11.	Information on ACM

ACM is a public limited company incorporated in England and Wales and is the holding company of the ACM Group. As at 19 May 2014 (being the last practicable date prior to this announcement), ACM had a market capitalisation of £48.2 million and, for the year to 31 March 2013, it reported turnover of £24.1 million, profit before tax and amortisation and impairment of intangibles of £3.1 million, adjusted earnings per ACM Ordinary Share of 12.5p and net assets of £8.3 million.

The ACM Group provides a full range of integrated ship broking services for the global market. It is widely recognised as a market leader in oil transportation.

Established in London in 1982, the ACM Group has since expanded its international operations with offices based in London, Singapore, India, Australia, China, the US and the United Arab Emirates.  The ACM Group employs 140 brokers and support staff who provide clients with global experience and intimate local knowledge of the world's shipping centres. The ACM Group has a network of clients which include major oil producers, independent oil traders, ship owners and ship operators.

The ACM Board comprises Johnny Plumbe, James Gundy, Mike Rudd and Ian Hartley as executive directors and is completed by David Cobb CBE, Timothy Jaques, Jürgen Breuer and Mark Tracey (each a non-executive director).

ACM's shares were admitted to trading on AIM on 6 December 2006.

12.	Dividends

Braemar announced today a final dividend of 17.0 pence per Ordinary Share which will be paid on 15 August 2014 to Braemar Shareholders on the register of members on 18 July 2014 subject to Braemar Shareholder approval at Braemar's annual general meeting which, it is anticipated, will be convened for 4 July 2014. For the avoidance of doubt, ACM Shareholders will not be entitled to participate in the Braemar Final Dividend.

ACM Shareholders will be entitled to receive the ACM Second Interim Dividend of 7.0 pence being declared by ACM this morning in place of a final dividend.  ACM intends to announce its results for the year ended 31 March 2014 on 2 June 2014. The dividend will be paid on 25 July 2014 to ACM Shareholders on the register of members of ACM on 30 May 2014.

The Merger represents a significant opportunity for earnings per share enhancement for shareholders of both companies4, together with the opportunity for both companies' shareholders to continue to participate in the profits generated by the Enlarged Group through dividend payments and the potential for share price appreciation.

The board of directors of the Enlarged Company will decide the absolute level of any future dividends taking into account the Enlarged Group's underlying earnings, cash flows, capital investment plans and the prevailing market outlook.

4
This statement is not intended as a profit forecast and should not be interpreted to mean that earnings per Ordinary Share for the current or future financial years would necessarily match or exceed the historical published earnings per Ordinary Share.

13.	Intentions for the Enlarged Group

Board and management

Following completion of the Merger, the board of directors of the Enlarged Company will be drawn from the board of directors of both companies and will comprise Sir Graham Hearne CBE (currently Chairman of Braemar) as Chairman, James Kidwell (currently Chief Executive of Braemar) as Chief Executive, Martin Beer (currently Group Finance Director of Braemar) as Group Finance Director and the following executive directors, Johnny Plumbe (currently Executive Chairman of ACM) and Denis Petropoulos (currently Executive Director of Braemar).  In addition, it is anticipated that the Braemar board of directors will include five non-executive directors drawn from the existing non-executive directors of the boards of both ACM and Braemar being; Alastair Farley (currently non-executive Director of Braemar), David Moorhouse CBE (currently non-executive Director of Braemar), Tim Jaques (currently non-executive Director of ACM), Jürgen Breuer (currently non-executive Director of ACM) and Mark Tracey (currently non-executive Director of ACM).

The Enlarged Group will have an Executive Committee consisting of the four executive directors plus James Gundy, Sebastian Davenport-Thomas, Mike Rudd, Kevin Gorman (as head of the Braemar Logistics Division) and Michael Chan (as head of the Braemar Technical Division).

The enlarged shipbroking business will be managed by a shipbroking board, established in order to ensure the successful integration and development of the combined shipbroking divisions. This shipbroking board will consist of James Gundy (CEO Shipbroking), Mike Rudd, Sebastian Davenport-Thomas, Andy Williams, James Kidwell plus further representation for the Dry Cargo Departments.

Having served for twelve years as a non-executive Director of Braemar, John Denholm will stand down as a Director at the Braemar annual general meeting which, it is anticipated, will be convened for 4 July 2014. John has made an invaluable contribution to the Board as a non-executive Director since 2002 and as Chairman of the Remuneration Committee and the Braemar Directors wish to thank him warmly for all he has done for the Braemar Group over the years.

ACM today also announces that David Cobb CBE (a current non-executive director of ACM) will be stepping down from the ACM Board, having joined in 2007. Mr Cobb will receive £7,500 compensation under his letter of appointment. The ACM Directors wish to thank David for his contribution to ACM's development over this period.

Strategy

Following completion of the Merger, the Enlarged Group will build on its strengthened shipbroking and shipping services business. The increased scale of the merged shipbroking divisions will provide an even stronger platform for growth not only in shipbroking but also in the other shipping services businesses.

Braemar and ACM attach great importance to the skills and experience of the existing management and employees of ACM and Braemar and believe that they will benefit from greater opportunities within the Enlarged Group. Braemar expects ACM's management to play a leading role in the new structure.

Following the completion of the Merger, the existing employment rights, including pension rights, of the management and employees of ACM will be fully safeguarded (save that the Enlarged Group intends, by means of a consultation exercise following due process to the extent required by applicable law, to close the ACM Defined Benefit Pension Scheme to future accruals). The current plans do not involve any material change in the conditions of employment of ACM's employees. Although it is not currently anticipated that there will be any significant reduction in headcount as a result of the Merger, the management of the Enlarged Group intends to carry out a review of the combined operations to ensure that the Enlarged Group is managed in an effective and efficient way.

It is intended that, following completion of the Merger, the Enlarged Group will find new premises in which to relocate its combined London operations and will combine its operations in all geographies where it is practical to do so.

Braemar's current plans for ACM do not involve any material change to ACM's commercial offering. It is intended that following completion of the Merger, ACM and Braemar will seek to co-locate offices in cities where they are both represented.

Following completion of the Merger, the Enlarged Company will remain listed on the London Stock Exchange.

Incentives following completion of the Merger

Following the completion of the Merger, it is a priority to put in place arrangements to incentivise and encourage the retention of key senior employees of both Braemar and ACM. These arrangements will take the form of nil-cost options to be granted under the Braemar Restricted Share Plan. The adoption of the Braemar Restricted Share Plan will require the approval of Braemar Shareholders.

Further details of the Braemar Restricted Share Plan will be set out in the Combined Circular and Prospectus.

14.	Arrangements with ACM management and senior employees

Braemar intends to put in place a £8.9 million5 incremental retention package in Braemar equity for 68 key ACM and Braemar employees following completion of the Merger, which will vest over a five year period.  These arrangements comprise retention awards, in the form of nil-cost options to be granted under the Braemar Restricted Share Plan following completion of the Merger, to motivate these key employees to remain in position following completion of the Merger and to contribute to the execution of the Enlarged Group's business strategy.

5 Based on the Closing Price per Ordinary Share on 19 May 2014 (being the last practicable date prior to this announcement).

Option awards granted under the Braemar Restricted Share Plan will entitle a participant to acquire Ordinary Shares for no consideration.  An ordinary resolution is required to be passed by the Braemar Shareholders in order to adopt the Braemar Restricted Share Plan.

It is anticipated that option awards over 965,500 Ordinary Shares, valued at approximately £5.2 million will be granted to 40 ACM participants, which comprise two ACM Directors and 38 key ACM employees, and represent in aggregate approximately 3.2 per cent. of the Enlarged Share Capital following completion of the Merger.

In addition, these ACM participants have agreed not to dispose of their shareholding in the Enlarged Company for one year following the Effective Date without prior consent of Braemar (save to the extent agreed with Braemar to be necessary to facilitate cashless exercise arrangements under ACM's existing share plans and to fund the payment of tax liabilities arising in respect of awards under such plans).

It is anticipated that James Gundy and Mike Rudd, both ACM Directors, will receive option awards over 50,000 Ordinary Shares each, and that these option awards will be granted immediately following completion of the Merger. It is also intended that further option awards over 25,000 Ordinary Shares each will be made 12 months later.  The value of the retention package awards to James Gundy and Mike Rudd is an aggregate amount of £0.8 million6.

6 Based on the Closing Price per Ordinary Share on 19 May 2014 (being the last practicable date prior to this announcement).

It is anticipated that 38 ACM employees will receive option awards over 695,500 Ordinary Shares, and that these option awards will be granted immediately following completion of the Merger.  It is also intended that further option awards over 120,000 Ordinary Shares will be made 12 months later to 10 of these ACM employees.

The options will vest (and become exercisable) as to:

•	50 per cent. of the Ordinary Shares to which they relate on the third anniversary of the Merger; and

•	a further 25 per cent. of such Ordinary Shares on the fourth and fifth anniversaries,

provided that the relevant participant is employed within the Braemar Group.  These option awards will be fully forfeited if the participant leaves his continuous employment with Braemar Group within three years of the Merger (save where the participant is a good leaver).

Pursuant to the AIM Rules, the anticipated option awards to James Gundy and Mike Rudd are considered to be a "related party transaction" as defined in the AIM Rules. The ACM Directors (excluding James Gundy and Mike Rudd as ACM Directors who, it is anticipated, will be the beneficiaries of the retention awards), having consulted with Espírito Santo, ACM's Nominated Adviser, consider the terms of the anticipated option awards to be fair and reasonable in so far as ACM Shareholders are concerned.

Pursuant to Rule 16 of the Code, Espírito Santo has advised the ACM Directors (excluding James Gundy and Mike Rudd as ACM Directors who, it is anticipated, will be the beneficiaries of the retention awards, in each case in respect of their own awards) that the terms of the anticipated option awards are fair and reasonable in so far as Independent Shareholders are concerned. In providing its advice to the ACM Directors (excluding James Gundy and Mike Rudd) in relation to the option awards, Espírito Santo has taken into account the commercial assessments of the ACM Directors (excluding James Gundy and Mike Rudd).

The Remuneration Committee of ACM has agreed to pay Ian Hartley £60,000 in recognition of the significant role he has played and the considerable amount of work he has put into the Merger to date (the "Payment").  The sum of £30,000 will be paid shortly after the Effective Date of the Merger and the balance will be paid by the end of 2014 in respect of the integration of the combined shipbroking businesses. The Payment is subject to applicable income tax. In addition, it is anticipated that Ian Hartley will be offered a fixed term contract, on similar terms to his current service agreement, until the end of April 2015.

Pursuant to Rule 16 of the Code, Espírito Santo has advised the ACM Directors (excluding Ian Hartley as an ACM Director who, it is anticipated, will be the beneficiary of the Payment) that the terms of the Payment are fair and reasonable in so far as Independent Shareholders are concerned.  In providing its advice to the ACM Directors (excluding Ian Hartley) in relation to the Payment, Espírito Santo has taken into account the commercial assessments of the ACM Directors (excluding Ian Hartley).  The Payment is conditional on the Scheme becoming effective.

15.	ACM Share Incentive Schemes

The Merger will affect options and awards granted under the ACM Share Schemes. Participants in the ACM Share Schemes will be contacted regarding the effect of the Merger on their rights under the ACM Share Scheme and appropriate proposals will be made to such participants in due course.

16.	Offer related arrangements

Braemar and ACM entered into a confidentiality agreement on 29 January 2014 pursuant to which each of Braemar and ACM has undertaken to keep confidential information relating to the other party and not to disclose it to third parties (other than to permitted disclosees) unless required by law or regulation. These confidentiality obligations end on the earlier of the Merger becoming Effective and the second anniversary of the date of the confidentiality agreement.

17.	Opening Position Disclosures and interests

Braemar confirms that it is making on the date of this announcement an Opening Position Disclosure, setting out the details required to be disclosed by it under Rule 8.1(a) of the City Code. The Opening Position Disclosure does not include all relevant details in respect of Braemar's concert parties and Braemar confirms that a further disclosure in accordance with Rule 8.1(a) and Note 2(a)(i) on Rule 8 of the City Code will be made as soon as possible, if required.

18.	Structure of the Merger

Scheme of Arrangement and New Ordinary Shares

It is intended that the Merger will be effected by means of a scheme of arrangement between ACM and ACM Shareholders under Part 26 of the Companies Act.

The purpose of the Scheme is to provide for Braemar to become the owner of the entire issued and to be issued share capital of ACM.

The Scheme will involve a reduction of capital pursuant to section 641 of the Companies Act.  The procedure involves an application by ACM to the Court to sanction the Scheme and to confirm the cancellation of the Scheme Shares by way of the Capital Reduction and the application of the reserve arising from such cancellation in paying up in full a number of New ACM Shares (which is equal to the number of ACM Ordinary Shares cancelled) and issuing the same to Braemar, in consideration for which the ACM Shareholders will receive consideration as set out in paragraph 2 above.

The New Ordinary Shares will be issued in registered form and will be capable of being held in both certificated and uncertificated form. Fractions of the New Ordinary Shares will not be allotted or issued pursuant to the Merger, but entitlements of Scheme Shareholders will be rounded up or down (with 0.5 being rounded down) to the nearest whole number of New Ordinary Shares.

Conditions

The implementation of the Scheme will be subject to the Conditions and further terms which are set out in Appendix 1 to this announcement and the further terms and conditions set out in the Scheme Document and the related Forms of Proxy and Form of Election when issued.

If the Scheme does not become effective by 30 November 2014 (or such later date and time as Braemar and ACM may agree and the Court (if required) and the Panel may allow) the Merger will not take place.

Once the necessary approvals from ACM Shareholders have been obtained and the other Conditions have been satisfied, or (where applicable) waived, the Scheme will become effective upon sanction by the Court and the delivery of a copy of the Court Orders to, and, if so ordered by the Court, the registration of the Court Orders together with the statement of capital attached thereto by, the Registrar of Companies. Upon the Scheme becoming Effective, it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the ACM Court Meeting or the ACM General Meeting (and if they attended and voted, whether they voted in favour).

Election to switch

Braemar has reserved the right to elect (with ACM's consent in writing) for the Merger to be implemented by way of a Takeover Offer. In this event, the Takeover Offer will be implemented on the same terms, so far as applicable, as those which would apply to the Scheme. If Braemar does elect to implement the Merger by way of a Takeover Offer, and if sufficient acceptances of such offer are received and/or sufficient ACM Ordinary Shares are otherwise acquired, it is the intention of Braemar to apply the provisions of sections 979 to 982 (inclusive) of the Companies Act to acquire compulsorily any outstanding ACM Ordinary Shares to which such offer relates.

19.	Cancellation of admission, compulsory acquisition and re-registration

Prior to the Scheme becoming Effective, an application will be made to the London Stock Exchange for cancellation of admission to trading of the ACM Ordinary Shares on AIM. The last day of dealings in, and for registration of transfers of, ACM Ordinary Shares is expected to be the day before the hearing by the Court of the claim form to confirm the Capital Reduction and at the close of business on that date the trading of ACM Ordinary Shares on AIM will be suspended. No transfers of ACM Ordinary Shares will be registered after this date, other than the registration of ACM Ordinary Shares released, transferred or issued under the ACM Share Schemes.

It is intended that the cancellation of admission to trading of ACM Ordinary Shares on AIM will take effect on the Effective Date. In addition, on the Effective Date, entitlements to ACM Ordinary Shares held within the CREST system will be cancelled and share certificates in respect of Scheme Shares will cease to be valid and should, if so requested by ACM, be sent to ACM for cancellation. It is also intended that ACM will be re-registered as a private limited company as part of the Scheme.

Upon the Scheme becoming Effective, Braemar (and/or its nominee(s)) will acquire New ACM Shares fully paid and free from all liens, equitable interests, charges, encumbrances and other third party rights of any nature whatsoever and together with all rights attaching to them including the right to receive and retain all dividends and distributions (if any) declared or made after the Effective Date.

20.	Listing, dealing and settlement

An application will be made to the UK Listing Authority and to the London Stock Exchange for the New Ordinary Shares to be admitted to the premium listing segment of the Official List and to the London Stock Exchange's market for listed securities for such shares to be admitted to trading.

It is expected that Admission will become effective and that unconditional dealings in the New Ordinary Shares will commence in late July 2014.

21.	Braemar Shareholder approval

Braemar is required to comply with the provisions of Chapter 10.5 of the Listing Rules in relation to the Merger and therefore seeks the approval of Braemar Shareholders pursuant to the Listing Rules. The Merger will be conditional on, among other things, the requisite resolutions being passed by the Braemar Shareholders at the Braemar General Meeting.

Braemar is also required to comply with the provisions of Listing Rule 13.8.11 in relation to the adoption of the Braemar Restricted Share Plan. The adoption of the Braemar Restricted Share Plan will be conditional on the requisite resolution being passed by Braemar Shareholders at the Braemar General Meeting.

Pursuant to the Listing Rules, Braemar is required to prepare and send to its shareholders, as soon as is reasonably practicable, an explanatory circular summarising the background to and reasons for the Proposals. Braemar is also required to publish a prospectus in connection with the issue of the New Ordinary Shares.

Accordingly, Braemar will prepare the Combined Circular and Prospectus which will contain a notice convening the Braemar General Meeting and information relating to, amongst other things, the Enlarged Group and the New Ordinary Shares.

22.	Expected timetable

The Scheme Document, containing further details of the Merger, will be despatched to ACM Shareholders (other than to Restricted Overseas Persons) and, for information only, to participants in the ACM Share Schemes as soon as is reasonably practicable and, in any event, within 28 days of the date of this announcement. The Scheme Document will include the anticipated timetable and will specify the necessary actions to be taken by ACM Shareholders.

23.	Overseas ACM Shareholders

The distribution of this announcement to, and the availability of the New Ordinary Shares to be issued pursuant to the Merger to, persons who are not resident in the United Kingdom or the United States may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves of and observe any applicable legal or regulatory requirements of their jurisdiction.  Further details in relation to overseas shareholders of ACM will be found in the Scheme Document.

This announcement does not constitute, or form part of, any offer for, or any solicitation of any offer for, securities, nor is it a solicitation of any vote or approval in any jurisdiction, nor will there be any purchase or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law or regulation.

24.	Documents on display

Copies of the following documents will be made available on Braemar's and ACM's websites at www.braemarplc.co.uk and www.acmshippinggroup.com, respectively, until the end of the Offer Period:

•	the irrevocable undertakings referred to in paragraph 9 above and summarised in Appendix 3 to this announcement;

•	the lock-in commitments referred to in paragraph 9 above;

•	the Confidentiality Agreement; and

•	the Facility Agreement.

25.	General

The Scheme will be governed by the laws of England and Wales and will be subject to the jurisdiction of the courts of England and Wales. The Scheme will be subject to the applicable requirements of the City Code, the Panel, the London Stock Exchange and the FCA.

Enquiries:
Braemar Shipping Services Plc James Kidwell – Chief Executive Martin Beer – Group Finance Director	+44 (0)20 7535 2650	ACM Shipping Group plc Johnny Plumbe – Executive Chairman Ian Hartley – Finance Director	+44 (0)20 7484 6311
Westhouse (financial adviser and corporate broker to Braemar) Robert Finlay Antonio Bossi	+44 (0)20 7601 6100	Espírito Santo (financial adviser, nominated adviser and corporate broker to ACM) John Llewellyn-Lloyd Sunil Sanikop	+44 (0)20 7456 9191

Buchanan Communications (PR adviser to Braemar) Charles Ryland Fiona Henson	+44 (0)20 7466 5000	Abchurch Communications (PR adviser to ACM) Henry Harrison-Topham Joanne Shears	+44 (0)20 7398 7702

Westhouse, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively for Braemar and no one else in connection with the Proposals and will not be responsible to anyone other than Braemar for providing the protections afforded to clients of Westhouse or for providing advice in connection with the Proposals, the content of this announcement or any matter or arrangement referred to herein. Neither Westhouse nor any of its subsidiaries, branches or affiliates, owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Westhouse in connection with this announcement, any statement contained herein or otherwise.

Espírito Santo, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively for ACM and no one else in connection with the Merger, and will not be responsible to anyone other than ACM for providing the protections afforded to clients of Espírito Santo or for providing advice in connection with the Merger or any matter or arrangement referred to herein. Neither Espírito Santo nor any of its subsidiaries, branches or affiliates, owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Espírito Santo in connection with this announcement, any statement contained herein or otherwise.

This announcement is for information purposes only and is not intended to and does not constitute or form part of an offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of an offer to buy any securities, pursuant to the Merger or otherwise. The Merger will be made solely by means of the Scheme Document which will contain the full terms and conditions of the Merger, including details of how to vote in respect of the Scheme.

Any approval, decision or other response to the Merger should be made only on the basis of the information in the Scheme Document and Combined Circular and Prospectus. ACM Shareholders are strongly advised to read the formal documentation in relation to the Merger once it has been despatched. It is expected that the Scheme Document (including notices of the ACM Shareholder Meetings) together with the relevant Forms of Proxy, Form of Election and Combined Circular and Prospectus, will be posted to ACM Shareholders as soon as is reasonably practicable and in any event within 28 days of this announcement, unless otherwise agreed with the Panel.

ACM will prepare the Scheme Document to be distributed to ACM Shareholders. ACM and Braemar urge ACM Shareholders to read the Scheme Document and Combined Circular and Prospectus when they become available because they will contain important information relating to the Merger.

Any approval, decision or other response to the Proposals should be made only on the basis of the information in the Combined Circular and Prospectus. Braemar Shareholders are strongly advised to read the formal documentation in relation to the Merger once it has been despatched. It is expected that the Combined Circular and Prospectus (including the notice of the Braemar General Meeting) together with the relevant form of proxy, will be posted to Braemar Shareholders as soon as is reasonably practicable and in any event within 28 days of this announcement, unless otherwise agreed with the Panel.

Braemar will prepare the Combined Circular and Prospectus to be distributed to Braemar Shareholders. Braemar urges Braemar Shareholders to read the Combined Circular and Prospectus when it becomes available because it will contain important information relating to the Proposals.

The statements contained in this announcement are made as at the date of this announcement, unless some other time is specified in relation to them. Nothing contained in this announcement shall be deemed to be a forecast, projection or estimate of the future financial performance of ACM or the ACM Group or Braemar or the Braemar Group or the Enlarged Group except where otherwise stated.

Overseas shareholders

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves of, and observe, any applicable requirements. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful. This announcement has been prepared for the purposes of complying with the laws of England and Wales and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of any jurisdiction outside England and Wales.

The Merger relates to shares of two UK companies and is proposed to be effected by means of a scheme of arrangement under the laws of England and Wales. Accordingly, the New Ordinary Shares to be issued pursuant to the Merger have not been, and are not intended to be, registered under the United States Securities Act of 1933, as amended (the "US Securities Act"), or the laws of any state of the United States but will be issued in reliance on the exemption provided by Rule 802 of the US Securities Act and exemptions provided under the laws of each state of the United States in which eligible shareholders (subject to certain exceptions) (other than Restricted Overseas Persons) reside, and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. In addition, since neither Braemar nor ACM have any securities registered under Section 12 of the United States Securities Exchange Act of 1934, as amended (the "US Exchange Act"), and both Braemar and ACM qualify as "foreign private issuers" as defined in Rule 3b-4 under the US Exchange Act, the solicitation of proxies in connection with the Scheme of Arrangement is not subject to the proxy solicitation rules under the US Exchange Act.  The offer to ACM Shareholders will be made in the United States under the Tier I exemption from the applicable US tender offer rules, pursuant to Rule 14d-1(c) of the US Securities Exchange Act. Accordingly, the Merger will be subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US proxy solicitation or tender offer rules or the laws of other jurisdictions outside the United Kingdom. The Company will furnish to the US Securities and Exchange Commission a Form CB in respect of the offer and sale of such New Ordinary Shares. Financial information included in this announcement has been prepared, unless specifically stated otherwise, in accordance with IFRS and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US.

The receipt of cash pursuant to the Merger by a US holder of ACM Ordinary Shares may be a taxable transaction for US federal income tax purposes and under applicable state and local, as well as foreign and other tax laws. Each holder of ACM Ordinary Shares is urged to consult his tax advisors regarding the tax consequences of the Merger.

It may be difficult for US holders of ACM Ordinary Shares to enforce their rights and claims arising out of the US federal securities laws, since Braemar is located in a country other than the United States, and some or all of its officers and directors may be residents of countries other than the United States. US holders of ACM Ordinary Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

Unless otherwise determined by Braemar or required by the City Code, and permitted by applicable law and regulation, the Merger will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Merger by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this announcement and all documents relating to the Merger are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this announcement and all documents relating to the Merger (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction. The Merger (unless otherwise permitted by applicable law and regulation) will not be made, directly or indirectly, in or into, or by the use of the mails, or by any means of instrumentality (including without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facilities of a national securities exchange of any Restricted Jurisdiction, and the Merger will not be capable of acceptance from or within any Restricted Jurisdiction.

The availability of the New Ordinary Shares to ACM Shareholders who are not resident in the United Kingdom pursuant to the Merger may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

Forward looking statements

This announcement contains statements about Braemar and ACM that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates", "estimates", "projects" or words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Braemar or ACM's operations and potential synergies resulting from the Merger; and (iii) the effects of government regulation on Braemar or ACM's respective businesses.

Such forward looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward looking statements. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward looking statements, which speak only as of the date hereof. Braemar and ACM disclaim any obligation to update any forward looking or other statements contained herein, except as required by applicable law. Except as expressly provided in this announcement, no forward looking or other statements have been reviewed by the auditors of Braemar or ACM. All subsequent oral or written forward looking statements attributable to Braemar or ACM or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this announcement.

Disclosure requirements of the City Code

Under Rule 8.3(a) of the City Code, any person who is interested in one per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the Offer Period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 p.m. (London time) on the 10th Business Day following the commencement of the Offer Period and, if appropriate, by no later than 3.30 p.m. (London time) on the 10th Business Day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the City Code, any person who is, or becomes, interested in one per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the Offer Period commenced and when any offeror was first identified. You should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

This summary should be read in conjunction with the full text of this announcement. The Merger will be subject to the Conditions and further terms set out in Appendix 1 to this announcement and to the full terms and conditions to be set out in the Scheme Document. Appendix 2 to this announcement contains further details of the sources of information and bases of calculations set out in this announcement, Appendix 3 contains a summary of the irrevocable undertakings received by Braemar (including those irrevocable undertakings given by the ACM Directors) and Appendix 4 contains definitions of certain expressions used in this summary and in this announcement.

Please be aware that addresses, electronic addresses and certain information provided by ACM Shareholders, persons with information rights and other relevant persons for the receipt of communications from ACM may be provided to Braemar during the Offer Period as requested under Section 4 of Appendix 4 of the City Code to comply with Rule 2.12(c).

Publication on website and availability of hard copies

A copy of this announcement will be available free of charge, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, on Braemar and ACM's websites at www.braemarplc.co.uk and www.acmshippinggroup.com, respectively, by no later than 12.00 p.m. on the Business Day following this announcement. Neither the contents of Braemar's website, nor those of ACM's website, nor those of any other website accessible from hyperlinks on either Braemar or ACM's website, are incorporated into or form part of this announcement.

You may request a hard copy of this announcement (and any information incorporated by reference in this announcement) by writing to Capita Asset Services of The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU or by calling 0871 664 0321 (or, if calling from outside the UK, on +44 20 868 3399). Calls cost approximately 10 pence per minute from a BT landline. Other network providers' costs may vary. Lines are open 9.00 a.m. – 5.30 p.m. (London time) Monday to Friday. Calls to Capita Asset Services from outside the UK will be charged at the applicable international rate and a different charge may apply to calls made from mobile telephones. Calls may be recorded and randomly monitored for security and training purposes and Capita Asset Services cannot provide advice on the merits of the Proposals nor give any financial, tax or legal advice. It is important that you note that unless you make such a request, a hard copy of this announcement and any such information incorporated by reference in it will not be sent to you. You may also request that all future documents, announcements and information to be sent to you in relation to the Merger should be in hard copy form.

 Rule 2.10 Requirement

In accordance with Rule 2.10 of the City Code, ACM confirms that, excluding 80,189 ordinary shares of one penny each held in treasury, there are currently 19,470,450 ordinary shares of one penny each in issue in ACM. The International Securities Identification Number (ISIN) of the ordinary shares is GB00B1GJ9M21.

In accordance with Rule 2.10 of the City Code, Braemar confirms that there are currently 21,680,710 ordinary shares of 10 pence each in issue in Braemar with no shares held in treasury. The International Securities Identification Number (ISIN) of the ordinary shares is GB0000600931.

.

APPENDIX 1

CONDITIONS AND CERTAIN FURTHER TERMS OF THE MERGER

Part A: The Conditions

1.
The Merger will be conditional upon the Scheme becoming unconditional and becoming Effective, subject to the City Code, by not later than 30 November 2014 or such later date (if any) as Braemar and ACM may, with the consent of the Panel, agree and (if required) the Court may allow.

2.	The Scheme will be conditional upon:

(a)
the approval of the Scheme by a majority in number representing 75 per cent. or more in value of the Scheme Shareholders entitled to vote and present and voting, either in person or by proxy, at the ACM Court Meeting (and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting);

(b)
all resolutions in connection with, or necessary to approve and implement the Scheme and Capital Reduction, as set out in the notice of the ACM General Meeting, being duly passed at the ACM General Meeting or at any adjournment of that meeting;

(c)
any resolution or resolutions of Braemar Shareholders required to: (i) approve, effect and implement the Merger and (ii) confer authorities for the issue and allotment of the New Ordinary Shares to be issued in connection with the Merger, being duly passed at the Braemar General Meeting (or at any adjournment of that meeting) in each case by the requisite majority of Braemar Shareholders;

(d)
the sanction of the Scheme and the confirmation of the Capital Reduction (in either case without modification, or with such modifications as are agreed by Braemar and ACM) by the Court and: (a) an office copy of the Court Order and the statement of capital attached thereto being delivered for registration to the Registrar of Companies and (b) if so ordered in order to take effect, the registration of the Court Order effecting the Capital Reduction and the statement of capital attached thereto by the Registrar of Companies; and

(e)
the UK Listing Authority having acknowledged to Braemar or its agent (and such acknowledgement not having been withdrawn) that the application for the admission of the New Ordinary Shares to the Official List with a premium listing has been approved and (after satisfaction of any conditions to which such approval is expressed to be subject ("listing conditions")) will become effective as soon as a dealing notice has been issued by the FCA and any listing conditions having been satisfied and (ii) the London Stock Exchange having acknowledged to Braemar or its agent (and such acknowledgement not having been withdrawn) that the New Ordinary Shares will be admitted to trading.

3.
In addition, subject as stated in Part B of this Appendix 1 and to the requirements of the Panel, the Merger will be conditional upon the following conditions and, accordingly, the Court Orders will not be delivered to the Registrar of Companies unless such conditions have been satisfied or, where relevant, waived in writing:

(a)	no Third Party having intervened, and there not being outstanding any statute, regulation or order that would:

(i)
make the Merger, its implementation or the acquisition or the proposed acquisition by Braemar or any member of the Wider Braemar Group of any shares or other securities in, or control or management of, ACM or any member of the Wider ACM Group void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly restrain, prevent, prohibit, restrict, delay or otherwise materially adversely interfere with the same or impose additional conditions or obligations with respect to the Merger (or its implementation) or such acquisition, or otherwise impede, challenge or interfere with the Merger (or its implementation) or such acquisition, or require material adverse amendment to the terms of the Merger or the acquisition or proposed acquisition of any ACM Ordinary Shares or the acquisition of control or management of ACM or any member of the Wider ACM Group by Braemar or any member of the Wider Braemar Group;

(ii)
materially limit or delay the ability of any member of the Wider Braemar Group or any member of the Wider ACM Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities (or the equivalent) in, or to exercise voting or management control over, any member of the Wider ACM Group or any member of the Wider Braemar Group, as the case may be, taken as a whole;

(iii)
require, prevent or materially delay any divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider Braemar Group of any shares or other securities in ACM or any member of the Wider ACM Group (in any case to an extent which is or reasonably likely to be material in the context of the Wider Braemar Group or the Wider ACM Group, as the case may be, taken as a whole);

(iv)
require, prevent or materially delay any divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider Braemar Group or by any member of the Wider ACM Group of all or any part of their respective businesses, assets or properties or limit the ability of any of them to conduct all or any part of their respective businesses or to own or control any of their respective assets or properties or any part thereof (in any case to an extent which is or is reasonably likely to be material in the context of the Wider Braemar Group or the Wider ACM Group, as the case may be, taken as a whole);

(v)
other than in connection with the implementation of the Merger, require any member of the Wider Braemar Group or of the Wider ACM Group to subscribe for or acquire, or to offer to subscribe for or acquire, any shares or other securities (or the equivalent) or interest in any member of the Wider ACM Group or the Wider Braemar Group;

(vi)
materially limit the ability of any member of the Wider Braemar Group or of the Wider ACM Group to integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider Braemar Group and/or of the Wider ACM Group in each case in a manner which is material in the context of the Merger, or as the case may be, in the context of the Wider Braemar Group or the Wider ACM Group, as the case may be, taken as a whole;

(vii)
result in any member of the Wider Braemar Group or the Wider ACM Group ceasing to be able to carry on business under any name under which it presently does so (in any case to an extent which is material in the context of the Wider Braemar Group or the Wider ACM Group, as the case may be, taken as a whole); or

(viii)
otherwise adversely affect the business, assets, profits, financial or trading position or prospects of any member of the Wider Braemar Group to a material extent, or, of the Wider ACM Group, taken as a whole, to a material extent; and

(ix)
all applicable waiting and other time periods during which any such Third Party could decide to take, institute, implement or threaten such actions, proceedings, suit, investigation, enquiry or reference or take any other step under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as the case may be);

(b)
all material notifications, filings and/or applications which are necessary having been made, all appropriate waiting and other time periods (including any extensions of such waiting and other time periods) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or terminated (as appropriate) and all statutory or regulatory obligations in any relevant jurisdiction having been complied with, in each case in connection with the Merger or the acquisition or proposed acquisition of any shares or other securities in, or control of, ACM or any other member of the Wider ACM Group by any member of the Wider Braemar Group or the carrying on by any member of the Wider ACM Group of its business;

(c)
all Authorisations which are necessary in any relevant jurisdiction for or in respect of the Merger (or its implementation) or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, ACM or any other member of the Wider ACM Group by Braemar or any member of the Wider Braemar Group or the carrying on by any member of the Wider ACM Group of its business having been obtained, in terms and in a form satisfactory to Braemar from all appropriate Third Parties or from any persons or bodies with whom any member of the Wider Braemar Group or any member of the Wider ACM Group has entered into contractual arrangements and such Authorisations together with all authorisations necessary for any member of the Wider ACM Group to carry on its business remaining in full force and effect, and there being no notice or other intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same having been made in connection with the Merger or any other matter directly, or indirectly, arising from the Merger (or its implementation), in each case where the absence of such Authorisation would have a material adverse effect on the Wider ACM Group or the Wider Braemar Group taken as a whole and all necessary statutory or regulatory obligations in any relevant jurisdiction having been complied with;

(d)
save as Disclosed, there being no provision of any arrangement, agreement, lease, licence, permit, franchise or other instrument to which any member of the Wider ACM Group, or the Wider Braemar Group, as appropriate, is a party, or by or to which any such member or any of its assets is or may be bound, entitled or subject, or any circumstance, which, in each case as a consequence of the Merger (or its implementation) or of the resignation of a Braemar Director or the acquisition or proposed acquisition by Braemar or any member of the Wider Braemar Group or otherwise of any shares or other securities (or the equivalent) in, or control or management of, ACM or any other member of the Wider ACM Group, could reasonably be expected to result in, in any case to an extent which is or would be material in the context of the Wider ACM Group or the Wider Braemar Group, as appropriate, in each case taken as a whole:

(i)
any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Wider ACM Group, or the Wider Braemar Group, as appropriate, being or becoming repayable or being capable of being declared repayable immediately or prior to their or its stated maturity or the ability of any member of the Wider ACM Group, or the Wider Braemar Group, as appropriate, to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

(ii)
the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider ACM Group or the Wider Braemar Group, as appropriate, or any such mortgage, charge or other security interest (wherever and whenever created, arising or having arisen) becoming enforceable;

(iii)
any such arrangement, agreement, lease, licence, permit, franchise or instrument, or the rights, liabilities, obligations or interests of any member of the Wider ACM Group, or the Wider Braemar Group, as appropriate, thereunder, being, or becoming capable of being, terminated or adversely modified or affected or any adverse action being taken or arising thereunder or any onerous obligation or liability arising thereunder;

(iv)
any asset or interest of any member of the Wider ACM Group or any asset the use of which is enjoyed by any member of the Wider ACM Group being or falling to be disposed of or charged or ceasing to be available to any member of the Wider ACM Group or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any member of the Wider ACM Group otherwise than in the ordinary course of business;

(v)	the creation or assumption of any liabilities (actual or contingent) by any member of the Wider ACM Group, or the Wider Braemar Group, as appropriate, other than in the ordinary course of business;

(vi)
the rights, liabilities, obligations or interests of any member of the Wider ACM Group, or the Wider Braemar Group, as appropriate, under any such arrangement, agreement, lease, licence, permit, franchise or other instrument or the interests or business of any such member in or with any other person, firm, company or body (or any agreements or arrangements relating to any such interests or business) being terminated, adversely modified or affected;

(vii)	the financial or trading position or the value or the profits of ACM or of any member of the Wider ACM Group, or the Wider Braemar Group, as appropriate, being prejudiced or adversely affected;

(viii)	the creation of any liability (actual or contingent) by any member of the Wider ACM Group, or the Wider Braemar Group, as appropriate; or

(ix)
any member of the Wider ACM Group, or the Wider Braemar Group, as appropriate, being required to acquire or repay any shares in and/or indebtedness of any member of the Wider ACM Group owned by or owed to any third party, and no event having occurred which, under any provision of any such arrangement, agreement, lease, license, permit, franchise or other instrument to which any member of the Wider ACM Group, or the Wider Braemar Group, as appropriate, is a party, or by or to which any such member or any of its assets may be found entitled or subject, could result in any of the events or circumstances which are referred to in paragraphs (i) to (ix) of this condition 3(d) in any case to an extent which is or would be material in the context of the Wider ACM Group as a whole;

(e)	save as Disclosed, no member of the Wider ACM Group since 30 September 2013, or the Wider Braemar Group since 28 February 2014, as appropriate, having:

(i)
issued or agreed to issue, or authorised or proposed or announced its intention to authorise or propose the issue of, additional shares or securities of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save as between ACM and wholly-owned subsidiaries of ACM, between Braemar and wholly-owned subsidiaries of Braemar);

(ii)
purchased or redeemed or repaid or proposed the purchase, redemption or repayment of any of its own shares or other securities (or the equivalent) or reduced or, save in respect of the matters mentioned in sub-paragraph (i) above made or authorised any other change to any part of its share capital other than pursuant to the implementation of the Merger;

(iii)
recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus issue, dividend or other distribution, whether payable in cash or otherwise save for the ACM Second Interim Dividend, the Braemar Final Dividend and any dividend ("Permitted Dividend") declared before the Effective Date by any wholly-owned subsidiary of ACM or Braemar to ACM or Braemar or any of their respective wholly-owned subsidiaries;

(iv)
save for transactions between ACM or Braemar and their respective wholly-owned subsidiaries or between such wholly-owned subsidiaries, made, authorised, proposed or announced an intention to make, propose or authorise any change in its loan capital;

(v)
save for transactions between ACM or Braemar and their respective wholly-owned subsidiaries or between such wholly-owned subsidiaries merged with, demerged or acquired any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any material assets or any right, title or interest in any material assets (including shares in any undertaking and trade investments) or authorised, proposed or announced the same;

(vi)
issued, authorised or proposed or announced an intention to authorise or propose the issue of, or made any change in or to, any debentures or, other than trade credit incurred in the ordinary course of business, incurred or increased any indebtedness or liability (actual or contingent) except as between ACM or Braemar and any of their respective wholly owned subsidiaries or between such subsidiaries, which in any case is material in the context of the Wider ACM Group taken as a whole or the Wider Braemar Group taken as a whole, as appropriate;

(vii)
entered into, varied, authorised, proposed or announced an intention to enter into or vary any contract, agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which:

(A)	is of a long term, onerous or unusual nature or magnitude or which involves or is or is reasonably likely to involve an obligation of such a nature or magnitude;

(B)	restricts or could reasonably be expected to restrict the business of any member of the Wider ACM Group or the Wider Braemar Group; or

(C)	is other than in the ordinary course of business,

and which is, in any such case, material in the context of the Wider ACM Group taken as a whole or the Wider Braemar Group, taken as a whole, as appropriate;

(viii)
entered into, implemented, effected or authorised any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the Wider ACM Group or the Wider Braemar Group;

(ix)
entered into or varied or made an offer (which remains open for acceptance) to vary the terms of any contract, agreement, commitment or arrangement with any of the directors or senior executives of any member of the Wider ACM Group or the Wider Braemar Group, as appropriate, or changed or entered into any commitment to change the terms of any of the ACM Share Schemes, as appropriate, save for salary increases and bonuses not resulting in total annual remuneration of any individual exceeding the immediately preceding year's remuneration by more than three per cent. or other bonuses or variations of terms in the ordinary course of business which are not material in the context of the Wider ACM Group taken as a whole;

(x)
taken any corporate action or had any step, application, filing in court, notice or legal proceedings started, served, instituted or threatened against it or petition presented or order made for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets and revenues or any analogous proceedings in any jurisdiction which in any case is material in the context of the Wider ACM Group taken as a whole;

(xi)
been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or having entered into or taken steps to enter into a moratorium, composition, compromise or arrangement with its creditors in respect of its debts or ceased or threatened to cease carrying on all or a substantial part of its business;

(xii)
waived, settled or compromised any claim (other than in the ordinary and usual course of business) to an extent which is material in the context of the Wider ACM Group taken as a whole or the Wider Braemar Group, taken as a whole, as appropriate;

(xiii)
terminated or varied the terms of any agreement or arrangement between any member of the Wider ACM Group or the Wider Braemar Group, as appropriate, and any other person in a manner which would or might reasonably be expected to have a material adverse effect on the financial position or prospects of the Wider ACM Group or the Wider Braemar Group, as appropriate;

(xiv)	made any alteration to its articles of association other than as required to implement the Merger;

(xv)	put in place any pension schemes for its directors, employees or their dependants or made or agreed or consented to any change to:

(A)	the terms of the trust deeds constituting the pension schemes (if any) established for its directors, employees or their dependants; or

(B)	the benefits which accrue, or to the pensions which are payable, thereunder; or

(C)	the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined; or

(D)	the basis upon which the liabilities (including pensions) of such pension schemes are funded or made,

or agreed or consented to any change to the trustees involving the appointment of a trust corporation;

(xvi)
proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Wider ACM Group or the Wider Braemar Group, as appropriate, in a manner which is material in the context of the Wider ACM Group taken as a whole or the Wider Braemar Group, taken as a whole, as appropriate; or

(xvii)
entered into any contract, agreement, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this condition (e);

(f)	since 30 September 2013 in relation to the Wider ACM Group and since 28 February 2014 in relation to the Wider Braemar Group, save as Disclosed:

(i)
no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Wider ACM Group or the Wider Braemar Group, as appropriate, which in any case is material in the context of the Wider ACM Group taken as a whole;

(ii)
no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider ACM Group is or may become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider ACM Group or the Wider Braemar Group, as appropriate, which in any case is material in the context of the Wider ACM Group taken as a whole or the Wider Braemar Group, taken as a whole, as appropriate;

(iii)
no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the Wider ACM Group which in any such case might reasonably be excepted to be material in the context of the Wider ACM Group taken as a whole;

(iv)
no contingent or other liability having arisen or become apparent to any member of the Braemar Group or increased which might reasonably be expected to adversely affect any member of the Wider ACM Group which is material in the context of the Wider ACM Group taken as a whole and no contingent or other liability having arisen or become apparent to any member of the ACM Group or increased which might reasonably be expected to adversely affect any member of the Wider Braemar Group which is material in the context of the Wider Braemar Group, taken as a whole;

(v)
no claim being made and no circumstance having arisen which might reasonably be expected to lead to a claim being made under the insurance of any member of the Wider ACM Group or the Wider Braemar Group, as appropriate, where such claim would not be covered by such insurance and where such claim is material in the context of the Wider ACM Group taken as a whole or the Wider Braemar Group, taken as a whole, as appropriate; and

(vi)
no steps having been taken which are reasonably likely to result in the withdrawal, cancellation or termination or modification of any licence, permit or consent held by any member of the Wider ACM Group which is necessary for the proper carrying on by such member of its business and which is material in the context of the Wider ACM Group or the Wider Braemar Group, as appropriate;

(g)	Braemar not having discovered (other than to the extent Disclosed):

(i)
that any financial or business or other information concerning the Wider ACM Group disclosed at any time by or on behalf of any member of the Wider ACM Group, whether publicly, to any member of the Wider Braemar Group or otherwise, is materially misleading or contains any material misrepresentation of fact or omits to state a fact necessary to make any information contained therein not materially misleading;

(ii)	that any member of the Wider ACM Group is subject to any liability (actual or contingent) which is material in the context of the Wider ACM Group taken as a whole; or

(iii)
any information which affects the import of any information disclosed to Braemar at any time by or on behalf of any member of the Wider ACM Group to an extent which is material and adverse in the context of the Wider ACM Group taken as a whole;

(h)	save as Disclosed, Braemar not having discovered that:

(i)
any past or present member of the Wider ACM Group has failed to comply with any applicable legislation, regulations or common law of any jurisdiction or any notice, order or requirement of any Third Party with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, presence, spillage, leak or emission of any waste or hazardous or harmful substance or any substance likely to impair the environment or harm human or animal health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, presence, spillage, leak or emission (whether or not the same constituted non-compliance by any person with any legislation, regulations or law and wherever the same may have taken place) which, in any case, would be reasonably likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider ACM Group which in any case is material in the context of the Wider ACM Group taken as a whole; or

(ii)
there is, or is reasonably likely to be, any obligation or liability, whether actual or contingent, to make good, repair, reinstate, remedy or clean up any property now or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider ACM Group or any other property or controlled waters under any environmental legislation, regulation, common law, notice, circular, order or other lawful requirement of any relevant authority or Third Party in any jurisdiction or otherwise which in any case is material in the context of the Wider ACM Group taken as a whole;

(i)	ACM not having discovered (other than to the extent Disclosed):

(i)
that any financial or business or other information concerning the Wider Braemar Group disclosed at any time by or on behalf of any member of the Wider Braemar Group, whether publicly, to any member of the Wider ACM Group or otherwise, is materially misleading or contains any material misrepresentation of fact or omits to state a fact necessary to make any information contained therein not materially misleading;

(ii)	that any member of the Wider Braemar Group is subject to any liability (actual or contingent) which is material in the context of the Wider Braemar Group taken as a whole; or

(iii)
any information which affects the import of any information disclosed to ACM at any time by or on behalf of any member of the Wider Braemar Group to an extent which is material and adverse in the context of the Wider Braemar Group taken as a whole; or

(j)	save as Disclosed, ACM not having discovered that:

(i)
any past or present member of the Wider Braemar Group has failed to comply with any applicable legislation, regulations or common law of any jurisdiction or any notice, order or requirement of any Third Party with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, presence, spillage, leak or emission of any waste or hazardous or harmful substance or any substance likely to impair the environment or harm human or animal health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, presence, spillage, leak or emission (whether or not the same constituted non-compliance by any person with any legislation, regulations or law and wherever the same may have taken place) which, in any case, would be reasonably likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider Braemar Group which in any case is material in the context of the Wider Braemar Group taken as a whole; or

(ii)
there is, or is reasonably likely to be, any obligation or liability, whether actual or contingent, to make good, repair, reinstate, remedy or clean up any property now or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider Braemar Group or any other property or controlled waters under any environmental legislation, regulation, common law, notice, circular, order or other lawful requirement of any relevant authority or Third Party in any jurisdiction or otherwise which in any case is material in the context of the Wider Braemar Group taken as a whole.

Part B: Waiver of Conditions and further terms of the Merger and the Scheme

1.
Subject to the requirements of the Panel or, if required, by the Court, Braemar reserves the right to waive all or any of the above conditions in paragraph 3 of Part A above, in whole or in part, except those conditions which relate to the Wider Braemar Group and ACM reserves the right to waive all or any of the above conditions in paragraph 3 of Part A above, except those conditions which relate to ACM or the Wider ACM Group. The Scheme will not become effective unless the Conditions have been fulfilled or (if capable of waiver) waived or where appropriate, have been determined by Braemar to be or remain satisfied by no later than the date referred to in condition 1 of part A (or such later date as Braemar, ACM, the Panel and, if required, the Court may allow).

2.
Braemar shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of the conditions in paragraphs 3(a) to 3(j) (inclusive) by a date earlier than the latest date of the fulfilment of that condition notwithstanding that the other conditions to the Merger may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any such conditions may not be capable of fulfilment.

3.
Braemar reserves the right to elect (with ACM's consent in writing) to implement the Merger by way of a Takeover Offer (subject to the Panel's consent).  In such event, such offer will be implemented on the same terms and conditions (subject to appropriate amendments, including (without limitation) an acceptance condition set at ninety per cent. (or such lower percentage (being more than 50 per cent.) as Braemar may decide (subject to the Panel's consent)) of the shares to which such offer relates), so far as applicable, as those which would apply to the Scheme (the "General Offer Acceptance Condition").

4.
ACM Ordinary Shares will be acquired pursuant to the Merger fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other rights and interests of any nature whatsoever and together with all rights now and hereafter attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, or made on or after the date of this announcement, save the ACM Second Interim Dividend.

5.
Under Rule 13.5 of the City Code, Braemar may only invoke a condition to the Merger so as to cause the Merger not to proceed, to lapse or to be withdrawn where the circumstances which give rise to the right to invoke the condition are of material significance to Braemar in the context of the Merger.  The conditions contained in paragraphs 1 and 2 of Part A of this Appendix 1 are not subject to this provision of the City Code.

6.	The Merger and the Scheme are and will be governed by English law and will be subject to the exclusive jurisdiction of the English courts.

7.
The availability of the Merger to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements. Further details in relation to overseas shareholders will be contained in the Scheme Document.

8.
The Merger is not being made, directly or indirectly, in, into or from, or by use of the mails of, or by any means of instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, any jurisdiction where to do so would violate the laws of that jurisdiction.

9.
If any dividend (other than a Permitted Dividend or the ACM Second Interim Dividend) or other distribution or return of capital is proposed, declared, made, paid or becomes payable by ACM in respect of a ACM Ordinary Share on or after the date of this announcement and prior to the Merger becoming Effective, Braemar reserves the right to reduce the value of the consideration payable for each ACM Ordinary Share under the Merger by up to the amount per ACM Ordinary Share of such dividend, distribution or return of capital except where the ACM Ordinary Share is or will be acquired pursuant to the Merger on a basis which entitles Braemar to receive the dividend and/or distribution and/or return of capital and to retain it. Braemar also reserves the right, with the consent of the Panel, to reduce the value of the consideration payable for each ACM Ordinary Share under the Merger and/or to adjust the Merger Ratio.

10.
Fractions of New Ordinary Shares will not be allotted or issued to Scheme Shareholders, but the entitlements of Scheme Shareholders will be rounded up or down (with 0.5 being rounded down) to the nearest whole number of New Ordinary Shares.

11.
The Merger will lapse if the Merger is referred to the Competition and Markets Authority (the "CMA") or, as the case may be, makes a reference initiating a Phase 2 investigation, or the European Commission either initiates proceedings under Article 6(1)(c) of Council Regulation (EC) 139/2004 (the "Regulation") or makes a referral to a competent authority of the United Kingdom under Article 9(1) of the Regulation and there is then a reference to the CMA (or, as the case may be, a Phase 2 investigation) before the date of the ACM Court Meeting.

12.	For the purpose of these conditions:

(a)
a Third Party shall be regarded as having "intervened" if it has instituted or implemented any action, proceeding, suit, investigation, enquiry or reference or has made or enacted any statute, regulation, decision, or order and "intervene" shall be construed accordingly; and

(b)
"Disclosed" shall mean: (i) in relation to information disclosed by ACM to Braemar, any information fairly disclosed in writing prior to the date hereof by or on behalf of ACM to Braemar, or its financial, accounting, taxation or legal advisers (specifically as  Braemar's advisers in relation to the Merger); and (ii) in relation to information disclosed by Braemar to ACM, any information fairly disclosed in writing prior to the date hereof by or on behalf of Braemar to ACM, or its financial, accounting, taxation or legal advisers (specifically as ACM's advisers in relation to the Merger).

APPENDIX 2

BASES AND SOURCES

1.
The value of £55.0 million attributed to the issued and to be issued share capital of ACM is based upon the 19,470,450 ACM Ordinary Shares in issue on 19 May 2014 (being the last practicable date prior to this announcement) and the 1,339,340 ACM Ordinary Shares which may be issued based on the expected vesting of options under the ACM Share Schemes if the Merger becomes Effective.

2.	Unless otherwise stated, the financial information relating to Braemar is extracted from the unaudited financial results of the Braemar Group for the year ended 28 February 2014.

3.	Unless otherwise stated, the financial information relating to ACM is extracted from the:

•	audited consolidated financial statements of ACM Group for the year ended 31 March 2013; and

•	unaudited consolidated interim financial statements contained in the interim results of the ACM Group for the period ended 30 September 2013.

4.	Unless otherwise stated, all prices for ACM Ordinary Shares have been sourced from the London Stock Exchange and represent closing middle market prices on the relevant date.

5.
All share prices expressed in pence have been rounded to the nearest pence and all percentages have been rounded to one decimal place (other than percentages in Appendix 3 which have been rounded to the nearest two decimal places).

6.	The premia implied by the terms of the Merger has been calculated with reference to:

•
the exchange ratio of two New Ordinary Shares and 250 pence in cash for every five ACM Ordinary Share held and the Closing Price per Ordinary Share of 535.8 pence on 19 May 2014 (being the last practicable date prior to this announcement);

•	the Closing Price per ACM Ordinary Share of 247.5 pence on 19 May 2014 (being the last practicable date prior to this announcement); and

•
the six-month average price per ACM Ordinary Share of 240.2 pence (being the average Closing Price for the six-month period ended on 19 May 2014 (being the last practicable date prior to this announcement)).

APPENDIX 3

DETAILS OF IRREVOCABLE UNDERTAKINGS

PART A

Irrevocable undertakings in respect of ACM Ordinary Shares

The following ACM Directors have given irrevocable undertakings in respect of their entire beneficial holdings of ACM Ordinary Shares to vote in favour of the Scheme at the ACM Court Meeting and to vote in favour of the Special Resolution to be proposed at the ACM General Meeting:

Name	Number of ACM Ordinary Shares	Percentage of issued share capital of ACM
Johnny Plumbe	1,115,409	5.73
James Gundy	1,225,000	6.29
Ian Hartley	56,000	0.29
Mike Rudd	1,225,000	6.29
David Cobb CBE	4,000	0.02
Timothy Jaques	6,450	0.03
Mark Tracey	20,425	0.10
Jürgen Breuer	Nil	0.00
Total:	3,652,284	18.75

The following ACM employees have given irrevocable undertakings in respect of their entire beneficial holdings of ACM Ordinary Shares to vote in favour of the Scheme at the ACM Court Meeting and vote in favour of the Special Resolution to be proposed at the ACM General Meeting:

Name	Number of ACM Ordinary Shares	Percentage of issued share capital of ACM
William Middleton	1,225,000	6.29
Nico Borkmann	460,000	2.36
Glen Jackson	453,750	2.33
James Green	385,516	1.98
Lee Maze	306,500	1.57
Samuel Badowski	250,000	1.28
Edward Romer-Lee	180,000	0.92
Paul Harris	142,845	0.73
Staffan Bulow	35,000	0.18
Prapaharan Letchumanan	20,000	0.10
Henry Curra	11,234	0.06
Total:	3,469,845	17.80

Each of the irrevocable commitments described above will cease to be binding on the earlier of the following occurrences:

•
the offer, on substantially the terms and conditions set out herein, is not made by the publication of the Scheme Document (or offer document in the case of a Takeover Offer) by the date which is 28 days from the date of this announcement (or such later date as the Panel may agree); or

•
the offer does not become effective, lapses, is withdrawn or otherwise becomes incapable of ever becoming effective, as the case may be, and no new revised or replacement offer has then been announced in accordance with Rule 2.7 of the Code; or

•	any competing offer is made which becomes or is declared wholly unconditional or otherwise becomes effective.

The ACM Directors and ACM employees set out in this Part A of Appendix 3 have irrevocably undertaken to elect to take no more than 20 per cent. of their consideration under the Merger in the form of cash under the Mix and Match Facility.

PART B

Irrevocable undertakings in respect of Ordinary Shares

The following Directors have given irrevocable undertakings in respect of their entire beneficial holdings of Ordinary Shares to vote in favour of the resolutions to be proposed at the Braemar General Meeting:

Name	Number of Ordinary Shares	Percentage of issued share capital of Braemar
James Kidwell	111,304	0.51
Martin Beer	Nil	0.00
Denis Petropoulos	601,547	2.77
Sir Graham Hearne CBE	2,500	0.01
John Denholm	7,000	0.03
Alastair Farley	2,895	0.01
David Moorhouse CBE	Nil	0.00
Total:	725,246	3.33

Braemar has also received an irrevocable undertaking from Alan Marsh (Braemar's former Chief Executive) to vote in favour of the resolutions to be proposed at the Braemar General Meeting, in respect of a total of 1,038,029 Ordinary Shares, representing approximately 4.79 per cent. of the ordinary share capital of Braemar in issue on 19 May 2014 (being the latest practicable date prior to this announcement).

No provisions have been included in the undertakings listed in this Part B which provide for the cessation of the obligations of the relevant Braemar Shareholders arising thereunder.

APPENDIX 4

DEFINITIONS

The following definitions apply throughout this announcement unless the context requires otherwise.

"ACM"	ACM Shipping Group Plc;
"ACM Board"	the board of directors of ACM as at the date of this announcement;
"ACM Court Meeting"	the meeting of the Scheme Shareholders to be convened by order of the Court pursuant to section 896 of the Companies Act, for the purpose of approving the Scheme, including any adjournment thereof;
"ACM Defined Benefit Pension Scheme"	the ACM Staff Pension Scheme;
"ACM Directors"	the directors of the ACM as at the date of this announcement;
"ACM General Meeting"	the general meeting of ACM to be convened by the ACM Directors and expected to be held on 4 July 2014 immediately following the ACM Court Meeting;
"ACM Group"	ACM and its subsidiary undertakings and, where the context permits, each of them;
"ACM Ordinary Shares"	ordinary shares of one penny each in the share capital of ACM;
"ACM Second Interim Dividend"	the second interim dividend of 7.0 pence per ACM Ordinary Share payable by ACM to ACM Shareholders who are on ACM's register of members on 30 May 2014;
"ACM Share Schemes"	(i)the ACM Sharesave Scheme; (ii)the ACM LTIP; and (ii)the ACM EMI Scheme;

"ACM Shareholder Meetings"	the ACM Court Meeting and the ACM General Meeting, and "ACM Shareholder Meeting" shall be construed accordingly;
"ACM Shareholders"	registered holders of ACM Ordinary Shares from time to time;
"Admission"	admission of the New Ordinary Shares to the premium listing segment of the Official List and to trading on the Main Market;
"AIM"	the AIM market operated by the London Stock Exchange;
"Authorisations"	authorisations, orders, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, provisions, permissions and approvals;
"Board" or " Braemar Board"	the board of directors of Braemar as at the date of this announcement;
"Braemar Directors"	the directors on the Braemar Board as at the date of this document;
"Braemar Final Dividend"
the final dividend of 17.0 pence per Ordinary Share which will be paid on 15 August 2014 to Braemar Shareholders on the register of members on 18 July 2014 subject to Braemar Shareholder approval at the Braemar annual general meeting which, it is anticipated, will be convened for 4 July 2014;

"Braemar General Meeting"	the general meeting of Braemar convened by the Board and expected to be held on or around 4 July 2014;
"Braemar Group"	Braemar and its subsidiary undertakings and, where the context permits, each of them;

"Braemar Restricted Share Plan"	The Braemar Restricted Share Plan, the adoption of which is subject to Braemar Shareholder approval at the Braemar General Meeting;
"Braemar Shareholders"	the holders of Ordinary Shares;
"Business Day"	a day on which banks are generally open for business in London (excluding Saturdays, Sundays and public holidays);
"Capital Reduction"	the reduction of ACM's share capital provided for by the Scheme;
"City Code"	the City Code on Takeovers and Mergers;
"Closing Price"	the closing middle market price of an Ordinary Share or an ACM Ordinary Share on a particular trading day as sourced from the London Stock Exchange;
"Combined Circular and Prospectus"
the combined circular and prospectus to be published by Braemar and to be sent to Braemar Shareholders and ACM Shareholders outlining, amongst other things, the Proposals and containing the notice convening the Braemar General Meeting and information on Braemar, the Enlarged Group and the New Ordinary Shares;

"Companies Act"	Companies Act 2006;
"Company"or "Braemar"	Braemar Shipping Services Plc;
"Conditions"	the conditions to the Merger as set out in Appendix 1 to this announcement;
"Confidentiality Agreement"	the confidentiality agreement referred to in paragraph 16 of the announcement;
"Court"	the High Court of Justice in England and Wales;

"Court Orders"	the orders of the Court sanctioning the Scheme under section 899 of the Companies Act and confirming the Capital Reduction under section 648 of the Companies Act;
"CREST"	the system for the paperless settlement of trades in securities and the holding of uncertificated securities in accordance with the CREST Regulations;
"Dealing Disclosure"	has the same meaning as in Rule 8 of the City Code;
"Directors"	the directors of the Company as at the date of this announcement;
"Effective"	the Merger and the Scheme becoming effective in accordance with their terms;
"Effective Date"	the date on which the Merger becomes Effective;
"Enlarged Company"	Braemar immediately following the Merger becoming Effective;
"Enlarged Group"	Braemar and its subsidiaries, including the ACM Group following completion of the Proposals;
"Enlarged Share Capital"	all of the issued Ordinary Shares at the date immediately following the Merger becoming Effective;
"Espírito Santo Investment Bank" or "Espírito Santo"	Execution Noble & Co. Limited (registered in Scotland under company number SC127487) whose registered address is 5 Melville Crescent, Edinburgh, EH3 7JA and trades as Espírito Santo Investment Bank;

"Executive Committee"	the committee comprising James Kidwell, Martin Beer, Johnny Plumbe, Denis Petropoulos, James Gundy, Sebastian Davenport-Thomas, Mike Rudd, Kevin Gorman and Michael Chan;
"FCA"	the Financial Conduct Authority;
"Form of Election"	the form of election for use by an eligible Scheme Shareholder who holds Scheme Shares in certificated form in relation to the Mix and Match Facility;
"Forms of Proxy"	the forms of proxy accompanying the Scheme Document;
"Independent Shareholders"
ACM Shareholders excluding: (i) Mike Rudd (in respect of the proposed awards to be made to him under the Braemar Restricted Share Plan); (ii) James Gundy (in respect of the proposed awards to be made to him under the Braemar Restricted Share Plan); and (iii) Ian Hartley (in respect of the Payment);

"Listing Rules"
the rules and regulations made by the FCA in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000, and contained in the UK Listing Authority's publication of the same name;

"London Stock Exchange"	London Stock Exchange plc;
"Main Market"	the London Stock Exchange's main market for listed securities;
"Merger"
the direct or indirect acquisition of the entire issued and to be issued share capital of ACM by Braemar (other than ACM Ordinary Shares already held by the Braemar Group) to be implemented by way of the Scheme or (should Braemar so elect, subject to the consent of the Panel (where necessary) and with ACM's prior written consent) by way of a Takeover Offer;

"Merger Ratio"	means the ratio of two New Ordinary Shares and 250 pence in cash for every five ACM Ordinary Shares;
"Mix and Match Facility"
the mix and match facility under which ACM Shareholders (other than those who are Restricted Overseas Persons) may seek, subject to equal and opposite elections made by other ACM Shareholders, to vary the proportion in which they receive New Ordinary Shares and cash under the Merger;

"New ACM Shares"	the ordinary shares of one penny each in the capital of ACM to be issued to Braemar in accordance with the terms of the Scheme;
"New Ordinary Shares"	the Ordinary Shares to be issued in connection with the Scheme;
"Offer Period"	the offer period (as defined by the City Code) relating to ACM, which commences today;
"Official List"	the Official List of the UK Listing Authority;
"Opening Position Disclosure"	has the same meaning as in Rule 8 of the City Code;
"Ordinary Shares"	the ordinary shares of 10 pence each in the capital of Braemar;
"Panel"	the Panel on Takeovers and Mergers;
"Proposals"	the Merger, the issue and allotment of the New Ordinary Shares in connection with the Merger, the Admission and the adoption of the Braemar Restricted Share Plan;
"RBS"	The Royal Bank of Scotland Group plc

"Reduction Record Time"	6.00 p.m. on the Business Day immediately prior to the date of the hearing by the Court of the claim form to confirm the Capital Reduction;
"Registrar of Companies"	the Registrar of Companies in England and Wales;
"Regulatory Information Service"	any of the services set out in schedule 12 to the Listing Rules;
"Restricted Jurisdiction"
any jurisdiction where the relevant action would constitute a violation of the relevant laws and regulations of such jurisdiction or would result in a requirement to comply with any governmental or other consent or any registration, filing or other formality which Braemar or ACM regards as unduly onerous;

"Restricted Overseas Person"
means a person (including an individual, partnership, unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in, or resident in, or any person whom Braemar believes to be in, or resident in, a Restricted Jurisdiction (or any custodian, nominee or trustee for such persons) and person in any other jurisdiction (other than persons in the UK) whom Braemar is advised to treat as a restricted overseas person in order to observe the laws of such jurisdiction or to avoid the requirement to comply with any governmental or other consent or any registration, filing or other formality which Braemar regards as unduly onerous;

"Scheme"	the proposed scheme of arrangement under Part 26 of the Companies Act between ACM and the Scheme Shareholders set out in the Scheme Document;

"Scheme Document"	the scheme document to be sent to ACM Shareholders;
"Scheme Shareholder"	a holder of Scheme Shares;
"Scheme Shares"
(i)  the ACM Ordinary Shares in issue at the date of the Scheme Document;
(i)ACM Ordinary Shares (if any) issued after the date of the Scheme Document but before the Voting Record Time;
(ii)ACM Ordinary Shares (if any) issued at or after the Voting Record Time and before the Reduction Record Time on terms that the original or any subsequent holders shall be, or shall have agreed in writing by such time to be, bound by the Scheme, in each case excluding (i) any ACM Ordinary Shares legally or beneficially owned by the Braemar Group; and (ii) any ACM Ordinary Shares held in treasury;

"Special Resolution"	the special resolution to be proposed at the ACM General Meeting in connection with the Scheme;
"Takeover Offer"	has the meaning given to it in Part 28 of the Companies Act;
"Third Party"
any government, government department or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body or association, institution or agency (including, without limitation, any trade agency and the UK Gambling Commission) or authority (including, without limitation, any anti-trust or merger control authority), any court or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction;

"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority"	the FCA acting in its capacity as the competent authority for listing under the Financial Services and Markets Act 2000;
"United States of America", "United States" or "US"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia;
"US Securities Act"	the US Securities Act of 1933, as amended;
"Voting Record Time"	6.00 p.m. on the day prior to the day immediately before the ACM Court Meeting or, if the ACM Court Meeting is adjourned, 48 hours before the time set for such adjourned meeting;
"Westhouse"	Westhouse Securities Limited (registered in England and Wales under company number 0762818)) whose registered office is 110 Bishopsgate, London, EC2N 4AY;
"Wider Braemar Group"
Braemar and its subsidiaries, subsidiary undertakings and associated undertakings and any other body corporate, partnership, joint venture or person in which Braemar and such undertakings (aggregating their interests) have a direct or indirect interest of 20 per cent. or more of the voting or equity capital or the equivalent; and

"Wider ACM Group"
ACM and its subsidiaries, subsidiary undertakings and associated undertakings and any other body corporate, partnership, joint venture or person in which ACM and such undertakings (aggregating their interests) have a direct or indirect interest of 20 per cent. or more of the voting or equity capital or the equivalent.

For the purposes of this announcement, "subsidiary", "subsidiary undertaking", "undertaking" and "associated undertaking" have the meanings given by sections 1162 and schedule 7 of the Companies Act.

All of the times referred to in this document are London times unless otherwise stated.

References to the singular include the plural and vice versa.

References to an enactment include references to that enactment as amended, replaced, consolidated or re-enacted by or under any other enactment before or after the date of this announcement.

All references to "pounds", "sterling", "£", "pence", "penny", and "p" are to the lawful currency of the United Kingdom.